06011658

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oxiana Ltd

*CURRENT ADDRESS

PROCESSED

MAR 15 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34931 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [handwritten initials]

DAT : 3/15/06

Oxiana
LIMITED

ARIS
12-31-05

ABN 40 005 482 824

Financial Report
31 December 2005

Contents	**Page**

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Oxiana Limited ("Oxiana") and the entities it controlled at the end of, or during the year ended 31 December 2005.

Directors

The following persons were directors of Oxiana during the whole of the financial year and up to the date of this report:

Barry L Cusack	(Non-executive Chairman)
Owen L Hegarty	(Managing Director)
Ronald H Beevor	(Non-executive Director)
Peter W Cassidy	(Non-executive Director)
Michael A Eager	(Non-executive Director)
Brian Jamieson	(Non-executive Director)

Principal activities

During the year the principal continuing activities of the consolidated entity consisted of:

- gold production at Sepon in Laos;
- commencement of copper production at Sepon in Laos;
- production of zinc, copper and lead concentrates at Golden Grove in Western Australia
- exploration for further gold and copper resources at Sepon in Laos;
- exploration activities in other parts of Laos, China, Thailand and Australia with its partners;
- maintenance of the consolidated entity's exploration tenements in the Philippines;
- drill testing and feasibility evaluation of the Prominent Hill copper/gold deposit in South Australia; and
- evaluation of other exploration and business development opportunities.

Financial position

The net assets of the Group have increased by $ 266,731,000 from 31 December 2004 to $530,442,000 at 31 December 2005. This increase is mainly as a result of acquiring 100% of both the Golden Grove operation and the Prominent Hill project, expanded production capacity in gold and copper at Sepon, a strong operating performance across the Group and an expanded equity base.

Results and dividends

The consolidated profit for the year ended 31 December 2005 was $80,302,000 (2004 loss $8,805,000) including an unrealised foreign currency gain of $7,294,000 (2004 loss $8,391,000) and eliminating outside equity interests. An unfranked dividend of 1 cent per share was declared on 20 February 2006 and will be paid to shareholders during April 2006.

The directors believe the group is in a strong and stable financial position to expand and grow its current operations.

The following changes in the nature of activities of the consolidated entity occurred during the year:

- acquisition of Minotaur Resources Limited ("Minotaur") under a Scheme of Arrangement which settled in February 2005;
- issuance of US$ 105m Senior Subordinated Convertible Bonds in April 2005 (due in 2012), at an interest rate of 5.25% and with a conversion price of US$ 1.005 or A$ 1.311; and
- acquisition of the Golden Grove base and precious metals operation in Western Australia from Newmont Mining Corporation which settled in July 2005.

Review of operations

Sepon Gold Production

During 2005 Oxiana's expanded Sepon Gold Operation in Laos, produced 200,370 ounces of gold (2004 141,213 ounces) and 109,460 ounces of silver (2004 87,920 ounces). Commissioning of the expanded gold plant was completed in January 2005 and has doubled the plant's throughput capacity.

Khanong Copper Production

First copper cathodes were produced at Sepon two weeks ahead of schedule during March 2005. The copper plant ramp up during the year progressed well and copper production for the period was 30,480 tonnes. The Group's former US$ 100m financing facility for the Khanong Copper Project was refinanced to US$ 140m during December 2004 with first drawdown on the new facility occurring on 7 January 2005.

Golden Grove Zinc and Copper Concentrate Production

Since July 2005 Oxiana's zinc and copper concentrate operation at Golden Grove in Western Australia, produced 33,290 tonnes of zinc contained in concentrate and 10,362 tonnes of copper contained in concentrate.

Exploration

Oxiana continued to explore the highly mineralised Sepon tenement for gold and copper during 2005. In addition, its exploration ventures continued during the year with Anglogold Ashanti in other parts of Laos, with Thai Goldfields NL in Northern Thailand, with Yunnan Jinlong Minerals Co. Ltd in South Western China, and with Minotaur Exploration Limited in Australia.

Prominent Hill

The results of a pre feasibility study released in August 2005 confirmed that Prominent Hill is a highly competitive copper gold project and gave Oxiana sufficient confidence to proceed with additional drilling, metallurgical test work, and permitting required as part of a bankable feasibility study.

Significant changes in state of affairs during the financial year were as follows:

- In February 2005, 91,367,206 fully paid ordinary shares were issued to shareholders of Minotaur as consideration for the acquisition of the Prominent Hill assets held by Minotaur through a Scheme of Arrangement.

- In April 2005 Oxiana issued US$ 105m Senior Subordinated Convertible Bonds at an interest rate of 5.25%. The bonds are due in 2012 and have a conversion price of US$1.005 or A$1.311.

- In July 2005, 81,500,000 fully paid ordinary shares were issued to Newmont Mining Corporation and its associates pursuant to the Sale and Purchase Agreement made between Newmont's subsidiaries and Oxiana relating to the acquisition of the Golden Grove mining operations.

- In November and December 2005 1,855,000 performance rights were issued to employees under the Company's Performance Rights Plan. If all performance conditions are met, this will result in 1,855,000 shares being allocated to these employees twelve months from the date of issue.

- During the year 8,453,333 fully paid ordinary shares were issued at varying exercise prices from 25 cents to 86 cents following exercise of options under the Company's Executive Option Plan.

Changes in controlled entities

In February 2005, Oxiana acquired Minotaur Resources Limited and its subsidiaries Minotaur Resources Holdings Pty Ltd and Minex (SA) Pty Ltd, under a Scheme of Arrangement. In July 2005 Oxiana incorporated Oxiana Golden Grove (Holdings) Pty Ltd, Oxiana Golden Grove Pty Ltd and Oxiana Golden Grove (Finance) Pty Ltd to house the operations and assets associated with the Golden Grove base and precious metals operation acquired from Newmont.

Matters subsequent to the end of the financial year

During February 2006, Oxiana and Minotaur Exploration Limited announced the proposed float of Toro Energy Limited, formed through the amalgamation of their uranium interests in the Gawler and Curnamona Cratons of South Australia.

Future developments and business strategies of the consolidated entity are as follows:

Future developments and business strategies of the consolidated entity are as follows:

- continuation of expanded gold production and full ramp up of copper production at Sepon in Laos;
- ongoing evaluation of expanding both gold and copper production at Sepon;
- continuation of zinc and copper concentrate production at Golden Grove;
- ongoing exploration activities in Sepon, other parts of Laos, Thailand, China and Australia;
- continuation of bankable feasibility studies on the Prominent Hill copper/gold project; and
- ongoing identification, evaluation and implementation of new projects and corporate developments.

Environmental management

There have been no recorded incidents of, or fines for non-compliance with, any applicable international, national or local declarations, treaties, conventions or regulations associated with environmental issues during the reporting period.

The Sepon Gold and Copper Operations are bound by various Company Environmental Management Plans (EMPS) and regulations in Laos. During 2005 the Gold and Copper plants performed in line with the EMPS and the Group's obligations under the Mineral Exploration and Production Agreement with the Government of Laos, under Lao regulations, and to international environmental standards.

The Golden Grove mining operation is subject to various environmental laws and regulations of the Western Australian Government. Full compliance with these laws and regulations is regarded as a minimum standard for all Oxiana operations to achieve. Instances of compliance issues by an operation are identified either by external compliance audits or inspections by relevant government authorities. A reporting system exists so that compliance issues and plans to address them are reported internally to management and, as necessary to the relevant government authority.

Information on directors

Barry Cusack BE(Hons), MEngSci(Hons), FTSE, FAusIMM, FAIM, MAICD – Chairman
Mr Cusack is the retired Managing Director of Rio Tinto Australia and Chairman of Bougainville Copper Ltd. He is currently a Non-Executive Director of Smorgon Steel Group Limited and MacMahon Holdings Limited, and a member of the Board of the Global Foundation and Future Directions International. Mr Cusack also held the position of Chairman of Coal and Allied Limited and of ERA Limited, and was the past President of the Minerals Council of Australia.

Owen L. Hegarty – BEc (Hons), FAusIMM - Managing Director
Mr Hegarty has over 32 years direct experience in the mining industry including 24 years with the Rio Tinto Group where from 1988 to 1993 he was Managing Director of its copper and gold mining and smelting business unit. He became Managing Director of Oxiana in 1995 and is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr Hegarty is also a Director of the Australian Gold Council and Range River Gold Limited.

Ronald H Beevor BA(Hons) – Non-executive Director
Mr Beevor is a former investment banker and was Head of Investment Banking at NM Rothschild & Sons (Australia) Limited between 1997 and 2002. He has had an extensive involvement with the natural resources industry, both in Australia and overseas. Mr Beevor is a Director of Bendigo Mining Limited, Eastern Mediterranean Resources Public Limited, GBS Gold Australia Pty Ltd and QMAG Limited, retired as Director of Kimberley Diamond Company NL during 2004, and is Chairman of Northern Gold NL.

Peter W Cassidy PhD, BSc (Eng), FAusIMM, CEng - Non-Executive Director
Dr Cassidy has over 35 years exposure to the minerals industry in Australia, South East Asia, China and the USA, primarily in gold, base metals and mineral sands. His most recent executive role was Managing Director and CEO of Goldfields Limited until its merger with Delta Gold Limited to form AurionGold Limited in 2002. Following the merger, he continued as a Non-Executive Director of AurionGold until 2003. He is also a Non-Executive Director of Lihir Gold Limited, Zinifex Limited, Energy Developments Limited and Chairman of Sino Gold Limited.

Michael A. Eager B.E. (Mining), FAusIMM – Non-executive Director
Mr Eager is a mining engineer with more than 37 years experience covering a wide range of mining operations and exploration and development activity. He retired from the position of Managing Director of Aberfoyle Limited in 1998, as Director of MIM Holdings and Austminex NL in 2003, and the Australasian Institute of Mining and Metallurgy in 2004. Mr Eager is Deputy Chairman of the Australian Nuclear Science Technology Organisation (ANSTO).

Brian Jamieson FCA – Non-executive Director
Mr Jamieson retired as Managing Partner of Minter Ellison Melbourne on 31 December 2005. Prior to joining Minter Ellison, he was with KPMG and its antecedent firms for over 20 years. During his time at KPMG, Mr Jamieson held the positions of Chairman Victoria, Managing Partner Melbourne, and Chief Executive Officer Australia. He was also a KPMG Board member in Australia and Asia Pacific, and a member of the KPMG USA Management Committee. Mr Jamieson is also a Non-executive Director of Sigma Pharmaceuticals Limited, Tattersalls Limited and HBOS Australia Pty Ltd, a Director and Treasurer of Care Australia, a Director and Treasurer of the Bionic Ear Institute and former Deputy Chairman of the Committee for Melbourne. Mr Jamieson is a Fellow of the Institute of Chartered Accountants in Australia, a member of the Australian Institute of Company Directors, and a Trustee for the Committee for Economic Development of Australia.

Meetings of directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 31 December 2005, and the numbers of meetings attended by each director were:

	Directors' Meetings		Audit Committee Meetings		Nomination and Remuneration Committee Meetings		Compliance Committee Meetings	
	Number Eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
O. L. Hegarty	9	9	-	-	5	5	4	4
M. A. Eager	9	9	5	5	-	-	4	4
B.L. Cusack	9	9	-	-	5	5	-	-
P.W. Cassidy	9	9	5	5	-	-	-	-
R.H. Beevor	9	9	-	-	5	4	-	-
B Jamieson	9	9	5	5	-	-	4	4

Remuneration Report

Company performance and Executive remuneration
The following table shows the gross revenue and profit for the last five years as well as the share price at the end of respective financial years. The improvement in the company's performance over the last five years has been reflected in the company's share price with an increase each year with the exception of 2004. The Board is satisfied that the continuous improvement has lead to increased shareholder wealth over the past four years.

	(i) 2005 $'000	(i) 2004 $'000	(ii) 2003 $'000	(ii) 2002 $'000	(ii) 2001 $'000
Revenue	378,658	74,313	88,134	435	4,703
Net Profit/(loss) before foreign exchange	84,211	2,561	32,752	(2,623)	(2,813)
Net profit/(loss) after tax	80,302	(8,805)	11,368	(9,685)	(2,160)
Share Price at year end	$1.74	$0.99	$1.05	$0.50	$0.23

(i) Prepared in accordance with Australian Accounting Standards which include Australian Equivalents of International Standards

(ii) Prepared in accordance with Australian Accounting Standards

Executive remuneration
This report outlines the remuneration arrangements for directors and executives of the company and the group. The Board of directors recognises that the performance of the company and the group depends on the quality of the directors and executives. To prosper, the group must attract, motivate and retain highly skilled directors and executives. To this end, the company has developed and employed the following remuneration philosophy:

- provide competitive rewards to attract high calibre executives;
- link executive reward to shareholder value; and
- establish appropriate, demanding hurdles in relation to variable executive remuneration.

Remuneration Committee
The members of the Company's Nomination and Remuneration Committee are Ronald H Beevor (Chairman), Barry L Cusack and Owen L Hegarty. This committee has been established to assist the Board by:

- monitoring the size and composition of the Board;
- recommending individuals for nomination as members of the Board and its Committees;
- reviewing Board and management succession plans;
- ensuring that the performance of the Board and senior management is reviewed annually;
- advising the Board on remuneration, equity-based incentive plans and employee benefit programs; and
- reviewing the Company's recruitment, retention and termination policies.

Principles used to determine the nature and amount of remuneration
In conjunction with external remuneration consultants, the Company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Nomination and Remuneration Committee ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- alignment of executive compensation to performance;
- transparency; and
- capital management.

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee has taken advice of independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Remuneration of non-executive directors is comprised of an annual base fee within the maximum amount approved by shareholders, committee fees for extra services, plus equity-based incentives as approved by the Nomination and Remuneration Committee. The Chairman currently receives annual base fees of $137,500 while other non-executive directors receive annual base fees of $55,000. Superannuation contributions required by the *Superannuation Guarantee Act* are also provided to the non-executive directors. The remuneration of the non-executive directors is fixed rather than variable and in accordance with the ASX Recommendations no longer includes a retirement benefit which was discontinued from 31 December 2005.

Prior to the discontinuation of director's retirement benefits, Directors were entitled to three times their average annual fees for their last three years of service less the superannuation paid to them during their total years of service. The retirement benefit accrued to 31 December 2005 will be 'frozen' and paid to the director upon the director's retirement together with bank interest accrued up to his retirement date. Director's fees for 2006 and beyond will be adjusted to compensate for this change.

Non-executive directors, with the exception of the Chairman, are entitled to receive committee fees for serving on committees. Fees for non-executive directors are not linked to the performance of the consolidated entity, however, to align directors' interests with shareholders' interests, they are encouraged to hold shares in the Company.

Remuneration Report (continued)

Executives

The executive pay and reward framework comprises base salary, superannuation, other benefits, short-term performance incentives, and long-term incentives through participation in the Company's Executive Share Option Plan. The combination of these elements comprises the executive's total remuneration. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure each executive's pay is competitive with the market. Short-term incentives are available for allocation during annual salary reviews where pre-determined performance measures have been met. Superannuation contributions required by the *Superannuation Guarantee Act* are provided to the fund of each executive's choice.

Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of Oxiana and each of the eight officers of the Company and the consolidated entity receiving the highest emoluments for the year ended 31 December 2005 are set out in the following tables.

	Short-term employment benefits				Post-employment	Share-based payments	
Directors of Oxiana - 2005	**Base Salary $**	**Super-annuation paid as Salary $**	**Committee Fees $**	**Cash Bonus $**	**Super-annuation $**	**Options $**	**Total $**
Owen L Hegarty	458,716		-	75,000	48,034	77,252**	659,002
Barry L Cusack	137,500	9,281	-	-	3,094	-	149,875
Brian Jamieson	55,000	-	10,000		5,850	17,833	88,683
Michael A Eager	55,000		14,000	-	6,210	-	75,210
Peter W Cassidy	55,000	4,793	12,000	-	1,238	-	73,031
Ronald H Beevor	55,000		5,096	-	5,409	-	65,505
Total	816,216	14,074	41,096	75,000	69,835	95,085	1,111,306
Directors of Oxiana - 2004							
Owen L Hegarty	400,000	-	-	80,000	36,000	332,000*	848,000
Barry L Cusack	100,000	-	6,000	-	9,540	-	115,540
Peter W Cassidy	50,000	-	6,000	-	5,040	-	61,040
Michael A Eager	50,000	-	3,500	-	4,815	-	58,315
Ronald H Beevor	50,000	-	3,000	-	4,770	-	57,770
Brian Jamieson (from 27.08.04)	18,682	-	500	-	1,726	-	20,908
Total	668,682	-	19,000	80,000	61,891	332,000	1,161,573

* The terms of these options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:

- 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the two years ended 31 December 2005 exceeds the median of the total shareholder return of comparator companies;
- a further 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the two years ended 31 December 2005 is in the top quartile of the total shareholder return of comparator companies.

** The terms of these options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:

- 50% will vest on 1 June 2007 if the total shareholder return of Oxiana for the two years ending 31 December 2006 exceeds the median of the total shareholder return of comparator companies;
- a further 50% will vest on 1 June 2007 if the total shareholder return of Oxiana for the two years ending 31 December 2006 is in the top quartile of the total shareholder return of comparator companies.

Remuneration Report (continued)

Details of remuneration (continued)

	Short-term employment benefits			Post-employment	Share-based payments	
Executives of Oxiana - 2005	**Base Salary $**	**Other Benefits $**	**Cash Bonus $**	**Super-annuation $**	**Options $**	**Total $**
John Nitschke	242,888*	18,200	55,000	12,600	45,243	373,931
Peter Lester	238,532	-	52,000	26,148	7,382	324,062
Jeff Sells	229,358	-	42,500	24,467	-	296,325
David Forsyth	213,181	-	47,400	23,085	7,382	291,048
Stephen Mullen (from 1 October 2005)	45,872	-	-	4,128	127,565	177,565
Total	969,831	18,200	196,900	90,428	187,572	1,462,931
Executives of Oxiana - 2004						
Jeff Sells	168,915	-	40,000	15,137	210,000	434,052
Peter Lester	215,596	-	40,000	19,404	-	275,000
David Forsyth	192,000	-	40,000	18,000	-	250,000
Total	576,511	-	120,000	52,541	210,000	959,052

Executives of the consolidated entity - 2005	**Base Salary $**	**Other Benefits $**	**Cash Bonus $**	**Super-annuation $**	**Options $**	**Total $**
John Nitschke	242,888*	18,200	55,000	12,600	45,243	373,931
Mick Wilkes	290,000	-	50,000	-	7,382	347,382
Antony Manini	270,000	-	54,000	-	7,382	331,382
Peter Lester	238,532	-	52,000	26,148	7,382	324,062
Peter Albert	305,000	-	84,915	-	7,382	397,297
David Forsyth	213,181	-	47,400	23,085	7,382	291,048
Jeff Sells	229,358	-	42,500	24,467	-	296,325
Stephen Mullen (from 1 October 2005)	45,872	-	-	4,128	127,565	177,565
Total	1,834,831	18,200	385,815	90,428	209,718	2,538,992
Executives of the consolidated entity - 2004						
Jeff Sells	168,915	-	40,000	15,137	210,000	434,052
Peter Albert	290,000	-	30,000	-	-	320,000
Mick Wilkes	241,816	-	37,320	-	-	279,136
Peter Lester	215,596	-	40,000	19,404	-	275,000
Antony Manini	230,000	-	40,000	-	-	270,000
David Forsyth	192,000	-	40,000	18,000	-	250,000
Total	1,338,327	-	227,320	52,541	210,000	1,828,188

The company executives employed by Oxiana and engaged in the management of Oxiana are also engaged in the management of the consolidated entity.

* includes fees paid prior to becoming an employee of the Company

Contracts of employment

Remuneration and other terms of employment for the Managing Director and other executives are formalised in contracts of employment. Each of these agreements provides for the provision of performance-related cash bonuses, other benefits and participation, when eligible, in the Company's Executive Share Option Plan and they continue not amended on termination. Other major provisions of the agreements relating to remuneration are set out below.

Owen Hegarty, Managing Director

- base salary, including superannuation, for the year ended 31 December 2005 of $500,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 15 % of his annual remuneration
- received 2,000,000 options during 2005, none of which are vested at 31 December 2005
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 1 June 2007 if the total shareholder return of Oxiana for the two years ending 31 December 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 1 June 2007 if the total shareholder return of Oxiana for the two years ending 31 December 2006 is in the top quartile of the total shareholder return of comparator companies
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination, plus base salary and SGC component for one month per year of completed service

John Nitschke, Executive General Manager, Australia

- base salary, including superannuation, for the year ended 31 December 2005 of $255,488 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 21% of his annual remuneration
- received 1,000,000 options during 2005, all of which are vested at 31 December 2005
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Mick Wilkes, General Manager, Sepon Operations

- base salary for the year ended 31 December 2005 of $290,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration
- received 1,000,000 options during 2005, none of which are vested at 31 December 2005
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 is in the top quartile of the total shareholder return of comparator companies
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Antony Manini, Executive General Manager, Exploration and Resources

- base salary for the year ended 31 December 2005 of $270,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 20% of his annual remuneration
- received 1,000,000 options during 2005, none of which are vested at 31 December 2005

Contracts of employment

Antony Manini, Executive General Manager, Exploration and Resources (continued)

- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 is in the top quartile of the total shareholder return of comparator companies.
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Peter Lester, Executive General Manager, Corporate Development

- base salary, including superannuation, for the year ended 31 December 2005 of $264,680 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 20% of his annual remuneration
- received 1,000,000 options during 2005, none of which are vested at 31 December 2005
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 is in the top quartile of the total shareholder return of comparator companies.
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Peter Albert, Executive General Manager, Asia

- base salary for the year ended 31 December 2005 of $305,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 28% of his annual remuneration
- received 1,000,000 options during 2005, none of which are vested at 31 December 2005
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 is in the top quartile of the total shareholder return of comparator companies
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

David Forsyth, Company Secretary, FCPA, FCIS

Mr Forsyth joined Oxiana as Company Secretary and Manager Administration in 1996. Prior to that time he held commercial, secretarial and management positions in large scale project and engineering companies over a period of 30 years. He is responsible for company secretarial, legal, insurance and compliance matters.

- base salary, including superannuation, for the year ended 31 December 2005 of $236,266 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 20% of his annual remuneration
- received 1,000,000 options during 2005, none of which are vested at 31 December 2005

Contracts of employment (continued)

David Forsyth, Company Secretary, FCPA, FCIS (continued)

- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 exceeds the median of the total shareholder return of comparator companies; and
  - a further 50% will vest on 30 September 2006 if the total shareholder return of Oxiana for the year ending 30 June 2006 is in the top quartile of the total shareholder return of comparator companies.
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Jeff Sells, Chief Financial Officer

- base salary, including superannuation, for the year ended 31 December 2005 of $253,825 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Stephen Mullen, General Manager, Human Resources

- pro-rata base salary, including superannuation, for the year ended 31 December 2005 of $50,000 to be reviewed annually by the Nomination and Remuneration Committee
- did not receive an incentive payment due to his commencement date being 1 October 2005
- received 1,000,000 options during 2005, all of which are vested at 31 December 2005
- payment of a termination benefit on early termination by the employer equal to any dues up to the time of termination plus twelve months salary

Share-based compensation

Executive share option plan

Options are granted under the Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of general manager level and above, including executive and non-executive directors. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share. The shares issued as the result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options. The exercise price of options is determined by the Board of Directors. Performance hurdles associated with options granted to the Chief Executive Officer and other executives are explained above. Options granted to other executives of the Company are issued following achievement of key performance indicators agreed in advance by the executive receiving the options and the Chief Executive Officer.

The assessed fair value at grant date of options granted to directors and executives is allocated equally over the period from grant date to the actual or expected vesting date after taking into account the probability of the performance hurdles being achieved where applicable. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free rate for the term of the option.

Performance rights plan

None of the directors of Oxiana or the other executives of the consolidated entity participate in the Company's Performance Rights Plan.

Share options granted to directors and the most highly remunerated officers

Options over unissued ordinary shares of Oxiana granted during or since the end of the financial year to any of the directors or the most highly remunerated officers of the Company and consolidated entity as part of their remuneration are as follows:

Directors	Options granted (number)	Exercise Price $	Expiry Date
Owen L Hegarty	2,000,000*	1.25	19/04/10
Brian Jamieson	333,333	1.10	19/04/08
Brian Jamieson	333,333	1.20	19/04/08
Brian Jamieson	333,334	1.30	19/04/08
Other executives of Oxiana			
Peter Albert	1,000,000*	1.25	28/02/10
Mick Wilkes	1,000,000*	1.25	28/02/10
Tony Manini	1,000,000*	1.25	28/02/10
David Forsyth	1,000,000*	1.25	28/02/10
Peter Lester	1,000,000*	1.25	28/02/10
John Nitschke	1,000,000	1.25	27/01/10
Stephen Mullen	1,000,000	1.60	01/10/10
	10,000,000		

* not yet vested

During the year the following ordinary shares were issued on the exercise of options granted under the Executive Share Option Plan.

Name	Date of exercise of options	Exercise price paid per share $	Number of ordinary shares issued on exercise of options during the year
Michael Eager	18-Apr-05	0.25	153,333
Michael Eager	18-Apr-05	0.30	333,333
Michael Eager	18-Apr-05	0.35	333,334
Peter Albert	16-Aug-05	0.71	500,000
Barry Cusack	29-Apr-05	0.31	666,666
Barry Cusack	29-Apr-05	0.36	666,667
Peter Cassidy	12-May-05	0.31	133,333
Peter Cassidy	12-May-05	0.36	333,333
Peter Cassidy	12-May-05	0.41	333,334
Ronald Beevor	12-May-05	0.31	333,333
Ronald Beevor	12-May-05	0.36	333,333
Ronald Beevor	12-May-05	0.41	333,334
Antony Manini	25-Aug-05	0.21	1,000,000
Saman Aneka	25-Nov-05	0.31	166,667
David Forsyth	21-Jun-05	0.36	133,333
David Forsyth	21-Jun-05	0.41	200,000
John Ballard	17-Mar-05	0.41	500,000
John Ballard	15-Dec-05	0.41	500,000
John Ballard	15-Dec-05	0.46	1,000,000
Phil Dunstan	25-Aug-05	0.86	500,000
Total			8,453,333

Directors' interests

At the date of this report the following Directors held a relevant interest in the following securities:

Director	Fully Paid Shares	Options
O. L. Hegarty	27,021,224	6,000,000*
B.L. Cusack	2,000,000	-
R.H. Beevor	3,166,402	-
P.W. Cassidy	1,050,000	-
M.A. Eager	2,115,699	-
B. Jamieson	40,000	1,000,000

* Not vested at 31 December 2005

Insurance of officers

During the financial year, Oxiana paid premiums of $87,500 (2004 $67,000) to insure the directors and secretaries of the Company, and the executives of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities of the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company of all or any part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001*.

Corporate governance

In recognising the need for the highest standard of corporate behaviour and accountability appropriate to an organisation such as Oxiana, the directors support and have adhered to principles of sound corporate governance. The Company's governance statement is contained in the annual report.

Non audit services

The consolidated entity has employed HLB Mann Judd on assignments additional to their statutory audit duties where HLB Mann Judd's expertise and experience with the consolidated entity are important. These assignments are principally the provision of advice and consultation in relation to acquisitions and disposals, or where HLB Mann Judd is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

The board of directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

Non audit services (continued)

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 15.

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Non audit services	**$**	$	**$**	$
During the year the following non-audit services were paid to the auditor of the parent entity, its related practices and non-related audit firms				
Other assurance and advisory services				
Fees paid to HLB Mann Judd:				
Due diligence	**860**	77,135	**860**	77,135
Agreed upon procedures	**40,963**	26,935	**40,963**	26,935
Accounting advice & liaison with LXML	**-**	13,890	**-**	13,890
Agreed upon procedures – Golden Grove	**22,295**		**22,295**	
Accounting advice -IFRS	**9,460**		**9,460**	
Fees paid to non-HLB Mann Judd audit firms:				
Due diligence	**44,458**	57,656	**-**	10,750
Accounting advice - IFRS	**21,950**	17,225	**21,950**	17,225
Accounting advice - Golden Grove	**22,775**		**22,775**	
Taxation Services	**122,096**	91,364	**114,455**	77,402
Legal advice	**34,978**	164,535	**-**	-
Total remuneration for other assurance and advisory services	**319,835**	448,740	**232,758**	223,337

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the Directors

Owen L Hegarty

....

Owen L Hegarty
Director
20 February 2006

HLB Mann Judd

20 February 2006

Board of Directors
Oxiana Limited
Level 9, 31 Queens Street
MELBOURNE VIC 3000

Dear Directors,

Re: Auditor's Independence declaration

In relation to the audit of the financial report of Oxiana Limited ("Oxiana") for the year ended 31 December 2005 ("the audit"), we make the following declarations to the Board of Directors of Oxiana:

1) To the best of our knowledge and belief, there have been no contraventions of:

- the auditor's independence requirements of the *Corporation Act 2001* in relation to the audit; and
- any applicable codes of professional conduct in relation to the audit.

2) We have maintained our independence in accordance with the provisions of Professional Statement F1, and with the provisions of the *Corporations Act 2001.*

Yours faithfully

HLB Mann Judd

HLB Mann Judd

DAVID NAIRN
Partner

Level 1 160 Queen Street Melbourne VIC 3000 GPO Box 2850 Melbourne VIC 3001 DX 154 Melbourne Tel: +61 3 9606 3888 Fax: +61 3 9606 3800
Email: mailbox@hlbvic.com.au Website: www.hlbvic.com.au
1st Floor 226 Upper Heidelberg Road Ivanhoe VIC 3079 PO Box 140 Ivanhoe VIC 3079 DX 97903 Ivanhoe Tel: +61 3 9606 3888 Fax: +61 3 9499 3177

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Revenues from continuing operations	2	**382,827**	73,634	**18,920**	3,372
Change in inventories of finished goods and WIP		**57,486**	7,331	-	-
Cost of production		**(244,698)**	(40,940)	-	-
General and administration expenses		**(9,566)**	(7,449)	**(9,487)**	(7,324)
Depreciation and amortisation expense	3	**(52,058)**	(13,885)	**(225)**	(388)
Other expenses from ordinary activities		**(2,800)**	(607)	**(612)**	-
Finance costs written off	3	**(3,015)**	(2,389)		-
Finance costs	3	**(33,210)**	(4,638)	**(8,695)**	-
Loss on sale of controlled entities	3	-	(1,546)	-	-
Impairment of non-current assets	3	-	(1,200)	-	(1,200)
Exploration expenditure written off		**(10,755)**	(5,750)	**(4,991)**	(1,825)
Profit before income tax and unrealised foreign exchange gains/(losses)		**84,211**	2,561	**(5,090)**	(7,365)
Unrealised foreign currency exchange gains/(losses)	3	**7,294**	(8,391)	**(5,479)**	-
Profit/(loss) from continuing operations before income tax (expense)/benefit		**91,505**	(5,830)	**(10,569)**	(7,365)
Income tax (expense)/benefit	4(a)	**(11,203)**	(2,984)	**10,103**	(716)
Profit/(loss) from continuing operations after related income tax expense		**80,302**	(8,814)	**(466)**	(8,081)
Profit/(loss) attributable to minority interest		-	(9)	-	-
Profit/(loss) attributable to members of Oxiana Limited	17	**80,302**	(8,805)	**(466)**	(8,081)
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company					
Basic earnings per share	25	**6.1¢**	(0.7)¢		
Diluted earnings per share	25	**6.1¢**	(0.7)¢		

The above income statements should be read in conjunction with the accompanying notes.

	Note	Consolidated		Parent Entity	
		2005	2004	**2005**	2004
ASSETS		**$'000**	$'000	**$'000**	$'000
Current assets					
Cash and cash equivalents	5	**167,849**	10,265	**54,378**	2,909
Receivables	6	**25,187**	5,233	**415,713**	256,240
Inventories	7	**73,785**	16,299	-	-
Derivative financial instruments		**776**	-	-	-
Non-current assets classified as held for sale	9(a)	**1,831**	1,069	-	-
Other	8	**6,229**	4,306	**79**	789
Total current assets		**275,657**	37,172	**470,170**	259,938
Non-current assets					
Other financial assets	9(c)	**4,623**	565	**197,099**	103,160
Property, plant and equipment	10	**664,828**	357,643	**770**	362
Intangible assets	11	**92,559**	-	-	-
Deferred tax assets	4(b)	**30,396**	1,917	**31,310**	1,917
Derivative financial instruments		**2,186**	-	-	-
Other	8	**103,072**	47,650	**795**	8,935
Total non-current assets		**897,664**	407,775	**229,974**	114,374
Total assets		**1,173,321**	444,947	**700,144**	374,312
LIABILITIES					
Current liabilities					
Trade and other payables	12	**87,356**	38,374	**5,585**	2,533
Interest bearing liabilities	13	**183,256**	213	**17**	-
Current tax liabilities		**10,526**	-	-	-
Provisions		**59**	-	-	-
Total current liabilities		**281,197**	38,587	**5,602**	2,533
Non-current liabilities					
Liabilities - wholly owned subsidiaries		-	-	**26,997**	-
Interest bearing liabilities	13	**301,360**	129,190	**117,770**	-
Deferred tax liabilities	4(c)	**34,848**	5,105	-	2,633
Provisions	14	**25,474**	8,354	**39**	24
Total non-current liabilities		**361,682**	142,649	**144,806**	2,657
Total liabilities		**642,879**	181,236	**150,408**	5,190
Net assets		**530,442**	263,711	**549,736**	369,122
EQUITY					
Contributed equity	15	**587,797**	408,103	**587,797**	408,103
Reserves	16	**4,632**	(1,697)	**1,871**	485
Accumulated losses	17	**(61,987)**	(142,695)	**(39,932)**	(39,466)
Parent entity interest		**530,442**	263,711	**549,736**	369,122

The above balance sheets should be read in conjunction with the accompanying notes.

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Total equity at the beginning of the financial year		263,711	189,882	369,122	193,524
Adjustment on adoption of AASB 132 and AASB 139 net of tax to:					
Hedging reserve	16	(4,605)	-	-	-
Financial instruments	16	944	-	448	-
Net income/(expense) recognised directly in equity		(3,661)	-	448	-
Effects of exchange rate changes on adjustments on transition to AIFRS	17	406	-	-	-
Profit/(loss) for the year		80,302	(8,805)	(466)	(8,081)
Total recognised income and expense for the year		77,047	(8,805)	(18)	(8,081)
Transactions with equity holders in their capacity as equity holders					
Contributions of equity	15	163,132	191,535	163,131	191,535
Transaction costs arising on share issues	15	-	(8,341)	-	(8,341)
Convertible note option	15	23,741	-	23,741	-
Tax benefit on convertible note option	15	(7,122)	-	(7,121)	-
Transaction costs on issue of convertible note and acquisitions, net of tax	15	(2,559)	-	(2,559)	-
Tax benefit on share issue costs	15	2,502	-	2,502	
Equity compensation	16	938	485	938	485
Acquisition of minority interest in subsidiary		-	(98,863)	-	-
Foreign translation reserve movement	16	9,052	(2,182)	-	-
		189,684	82,634	180,632	183,679
Total equity at the end of the financial year		530,442	263,711	549,736	369,122
Total recognised income and (expense) for the year attributable to:					
Members of Oxiana Limited		80,302	(8,805)	(466)	(8,081)
Minority interest		-	(9)	-	-
		80,302	(8,814)	(466)	(8,081)

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Note	Consolidated		Parent Entity	
		2005	2004	**2005**	2004
		$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**425,079**	70,633	**(3,431)**	19
Payments to suppliers and employees (inclusive of goods and services tax)		**(212,715)**	(48,999)	**(23,933)**	(7,297)
Interest received		**1,704**	1,288	**14,105**	1,288
Borrowing costs		**(35,880)**	(5,841)	-	-
Net cash inflow/(outflow) from operating activities	24	**178,188**	17,081	**(13,259)**	(5,990)
Cash flows from investing activities					
Payments for exploration and evaluation		**(30,619)**	(18,052)	-	(8,317)
Payments for development		**(102,901)**	(214,295)	-	-
Payments for investments		**(2,000)**	-	**(2,000)**	-
Advances to subsidiaries and associates		-	(844)	**(219,499)**	(100,932)
Payments for property, plant & equipment		**(25,628)**	(10,039)	**(629)**	(231)
Payments for additional interests in controlled entities		**(220,898)**	(98,692)	-	(98,692)
Proceeds from sale of property, plant & equipment		-	2	-	2
Net cash inflow/(outflow) from investing activities		**(382,046)**	(341,920)	**(222,128)**	(208,170)
Cash flows from financing activities					
Proceeds from issues of shares		**3,650**	191,534	**165,634**	191,534
Transaction costs – issue of shares		-	(8,341)	-	(8,341)
Proceeds from borrowings		**366,253**	128,419	**121,222**	-
Transaction costs - borrowings		**(8,461)**	-	-	-
Repayment of borrowings		-	(11,427)	-	-
Net cash inflow/(outflow) from financing activities		**361,442**	300,185	**286,856**	183,193
Net increase/(decrease) in cash and cash equivalents		**157,584**	(24,654)	**51,469**	(30,967)
Cash and cash equivalents at 1 January		**10,265**	34,919	**2,909**	33,876
Cash and cash equivalents at 31 December	5	**167,849**	10,265	**54,378**	2,909

The above cash flow statements should be read in conjunction with the accompanying notes.

1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Oxiana Limited as an individual entity and the consolidated entity consisting of Oxiana Limited and its subsidiaries ("Company" or "Parent Entity").

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Oxiana's financial report comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 124 *Related Party Disclosures*.

Application of *AASB* 1 *First-time Adoption* of *Australian Equivalents to International Financial Reporting Standards ("AIFRS")*
These financial statements are the first Oxiana Limited full year financial statements to be prepared in compliance with requirements of AIFRSs. AASB 1 *First time Adoption* of *Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. Until 31 December 2004, financial statements of Oxiana Limited had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Oxiana Limited's financial statements for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 January 2005. The Group has elected to apply AASB 119 *Employee Benefits* to the annual reporting period beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.* Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in Note 33.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(b) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Oxiana Limited as at 31 December 2005 and the results of all subsidiaries for the year then ended. Oxiana Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a share holding of more than one-half of the voting rights.

1. Summary of significant accounting policies (continued)

(b) Principles of consolidation (continued)

Subsidiaries are fully consolidated from the date on which control is obtained by the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1 (h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Joint ventures

Joint venture operations
Where material, the proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Joint venture entities
Where material, the interest in joint venture partnerships is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred. Details of joint ventures are set out in note 20.

1. Summary of significant accounting policies (continued)

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Oxiana Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of royalties and taxes paid or payable. Revenue is recognised for the major business activities as follows:

(i) Gold, Copper and Concentrate Sales
Revenue from gold, copper and concentrate sales is recognised when there has been a passing of risk and reward from the company to the customer.

(ii) Interest
Revenue is recognised as the interest accrues (using the effective interest method where applicable) to the net carrying amount of the financial asset.

(f) Income tax

Income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Tax Consolidation

Oxiana Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 July 2004.

The parent entity, Oxiana Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Oxiana Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax contribution agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Refer Note 4.

1. Summary of significant accounting policies (continued)

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases (Notes 13 and 28) are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as interest bearing liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets and liabilities acquired and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1 (s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1. Summary of significant accounting policies (continued)

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement within 30 days from the date of recognition. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated discounted future cash flows. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and are non interest bearing.

(m) Investments and other financial assets

From 1 January 2004 to 31 December 2004
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 January 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes to carrying amounts are taken to accumulated losses or reserves.

From 1 January 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

1. Summary of significant accounting policies (continued)

(m) Investments and other financial assets (continued)

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet (Notes 6 and 28).

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available for sale financial assets
Available for sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available for sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available for sale are recognised in equity in the available for sale financial assets reserve.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

1. Summary of significant accounting policies (continued)

(n) Derivatives

From 1 January 2004 to 31 December 2004
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Previously, the Group did not recognise any derivatives and only disclosed certain particulars related to put options.

Adjustments on transition date: 1 January 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes in the carrying amounts of derivatives are taken to accumulated losses or reserves, depending on whether the criteria for hedge accounting is satisfied at the transition date.

From 1 January 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

1. Summary of significant accounting policies (continued)

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available for sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of de-recognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(q) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Economic life assets' depreciation is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings and other infrastructure assets	10-13 years
- Plant and Equipment	3-5 years
- Leasehold Improvements	5 years

1. Summary of significant accounting policies (continued)

(q) Property, plant and equipment (continued)

From 1 January 2005 the Group changed its depreciation policy for life of mine assets from straight line to units of production. This change is in accordance with IAS 16 *Property, Plant & Equipment* which requires a depreciation method that most closely reflects the assets' expected use or output. Depreciation is based on assessments of proven and probable reserves and a proportion of resources available to be mined by the current production equipment. This change in depreciation method has resulted in a decrease in the Group's depreciation expense of US$ 1,249,579 compared to the straight line method for the year ended 31 December 2005.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)). Gains and losses on disposals are determined by comparing proceeds with asset carrying amounts. These are included in the income statement.

(r) Exploration and evaluation expenditure

Exploration and evaluation costs related to areas of interest are carried forward to the extent that:

(i) the rights to tenure of the areas of interest are current and the consolidated entity controls the area of interest in which the expenditure has been incurred; and

(ii) such costs are expected to be recouped through successful development and exploitation of the area of interest, or alternatively by its sale.

Exploration and evaluation expenditure will generally be capitalised where a JORC (Joint Ore Reserves Committee) resource has been identified and probable future economic benefits are demonstrated. Exploration and evaluation assets will be assessed annually for impairment and where impairment indicators exist, recoverable amounts of these assets will be estimated based on discounted cash flows from their associated cash generating units. The income statement will recognise expenses arising from excess of the carrying values of exploration and evaluation assets over the recoverable amounts of these assets.

Expenditure capitalised under the above policy is amortised over the life of the area of interest from the date that commercial production of the related mineral occurs. In the event that an area of interest is abandoned or if the directors consider the expenditure to be of no value, accumulated costs carried forward are written off in the year in which that assessment is made. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

(s) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each country of operation by each primary reporting segment.

1. Summary of significant accounting policies (continued)

(s) Intangible assets (continued)

(ii) Mining Rights
Acquired mining rights with a finite useful life are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the units of production depreciation method to allocate the cost of mining rights over their estimated useful lives. Mining rights acquired on the acquisition of the Golden Grove operation are amortised on a units of production basis over proven and probable reserves and a proportion of the mine's resources.

(iii) Amortisation Expense
Amortisation expense is included in depreciation and amortisation expense in the income statement.

(t) Trade and other payables

These amounts represent liabilities for goods and services provided prior to the end of the financial year which are unpaid. The amounts are non interest bearing, unsecured and are usually paid within 30 days of recognition.

(u) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings;
- unwinding of discounts related to the mine rehabilitation provision;
- amortisation of discounts or premiums relating to borrowings; and
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(w) Provisions

Mine rehabilitation and rehabilitation costs are provided for at the present value of future expected expenditures required to settle the Group's obligations on commencement of commercial production, discounted using a rate specified to the liability. When this provision is recognised a corresponding asset is also recognised as part of the development costs of the mine to the extent that it is considered that the provision gives access to future economic benefits. The capitalised cost of this asset is amortised over the life of the mine. On an ongoing basis, the rehabilitation liability is remeasured at each reporting period in line with the changes in the time value of money (recognised as a finance expense in the income statement and an increase in the provision), and additional disturbances or changes in rehabilitation costs will be recognised as additions or changes to the corresponding asset and rehabilitation liability. The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances.

1. Summary of significant accounting policies (continued)

(w) Provisions (continued)

Provisions for legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(x) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid, inclusive of on costs, when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations
Contributions are made by the consolidated entity to individual superannuation plans of each director and employee and are charged as expense when incurred.

(iv) Share-based payments
Share-based compensation benefits are provided to directors and certain employees via the Executive Share Option Plan, Performance Rights Plan and Oxiana Share Plan.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under Oxiana's Executive Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

1. Summary of significant accounting policies (continued)

(x) Employee benefits (continued)

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the Performance Rights Plan and Oxiana Share Plan is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(y) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(aa) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was nil.

(ab) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the Australian Taxation Office is as classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the Australian Taxation Office. The net of GST payable and receivable is remitted to the appropriate tax body in accordance with legislative requirements.

1. Summary of significant accounting policies (continued)

(ac) Financial risk management

The Group's activities expose it to a variety of financial risks: Market risk (including foreign exchange risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as commodity put option contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by a centralised treasury department (Group Treasury) in accordance with policies approved by the Board of Directors. Group Treasury identifies, quantifies and manages financial risks in close co-operation with the Group's operating units. Board approved policies cover each of the specific risk management areas.

Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group has a material exposure to foreign exchange risk arising from an exposure to the AUD/USD exchange rate.

The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

(ii) Commodity Price risk

The Group is exposed to commodity price risk. This arises from sale of metal products such as Copper, Zinc, Lead, Gold and Silver which are priced on, or benchmarked to, open market exchanges.

Typically, the Group does not make use of derivative financial instruments to hedge commodity price risk, however, a group entity (Lane Xang Minerals Limited) is required to hedge 35% of its forecast gold price exposure out to June 2009 in accordance with the conditions of its debt funding facility. LXML purchases gold put options with a minimum strike price of US $370/oz to satisfy this requirement. The purchase of gold put options has the economic effect of providing a minimum price for a proportion of the Group's gold sales by giving the Group the right (but not the obligation) to sell an agreed amount of Gold at a fixed price on a future date. If exercised, these put options are cash settled in USD.

(iii) Interest rate risk

The Group is exposed to interest rate risk arising from its long term variable interest rate borrowings.

The Group's interest rate hedging policy does not require a fixed and pre-determined proportion of its interest rate exposure to be hedged. Any decision to hedge interest rate risk will be assessed at the inception of each floating rate debt facility in light of the overall Group exposure, the prevailing interest rate market and any funding counterparty requirements.

The Group currently manages a proportion of its cash flow interest rate risk through the use of floating to fixed interest rate swaps which have the economic effects of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the group agrees with hedge counterparties to exchange at specified intervals (semi annually), the difference between fixed contract rates and floating rate interest amounts calculated with reference to the agreed notional principal amount.

The Group entity LXML is required to hedge 75% of its floating rate debt exposure in accordance with the conditions of its debt funding facility.

1. Summary of significant accounting policies (continued)

(ac) Financial risk management (continued)

Credit risk
The Group is exposed to counterparty credit risk through sales of metal products on normal terms of trade and through investment of surplus cash. The Group has a policy in place to ensure that sales of products are made to customers with appropriate credit worthiness and limits the amount of credit exposure to any one customer. The Group also has a policy in place to ensure that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counterparty.

Liquidity risk
Prudent liquidity risk management involves maintaining sufficient assets to meet liabilities as they fall due. Group Treasury ensures that the Group can meet its financial obligations as they fall due by maintaining sufficient reserves of cash and marketable securities to meet forecast cash outlays. Short term cash flows are re-estimated for the Group on a weekly basis, with long-term cash flows re-estimated on a monthly basis.

Fair value estimation
The fair value of put options is derived using a Black-Scholes based option pricing model and prevailing market conditions existing at the balance date.

(ad) Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Mine rehabilitation provision
The Group assesses its mine rehabilitation provision half-yearly in accordance with the accounting policy note stated in note 1(w). Significant judgement is required in determining the provision for mine rehabilitation as there are many transactions and other factors that will affect the ultimate liability payable to rehabilitate the mine sites. Factors that will affect this liability includes future development, changes in technology, price increases and changes in interest rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which they change or become known.

(ii) Fair valuations of derivative financial instruments
The Company assesses the fair value of its gold put options and interest rate swaps half-yearly in accordance with the accounting policy note stated in note 1(ac). Fair values have been determined based on well established option pricing models and market conditions existing at the balance date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to the Company's gold put options and interest rate swaps

When these assumptions change or become known in the future, such differences will impact asset carrying values and the hedging reserve in the period in which they change or become known.

1. Summary of significant accounting policies (continued)

(ad) Critical accounting estimates and judgements (continued)

(iii) Units of production method of Depreciation
The Company applies the units of production method for depreciation of its mine assets based on ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgement is required in assessing the available reserves and the production capacity of the plants to be depreciated under this method. Factors that must be considered in determining reserves and resources and production capacity are the Company's history of converting resources to reserves and the relevant time frames, the complexity of metallurgy, markets and future developments.

When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.

(iv) Income taxes
The Group is subject to income taxes of Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of amounts that were initially recorded. Such differences will impact the current and deferred tax provision in the period in which the determination is made.

(ae) Rounding of amounts

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Note 2: Revenue	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
From continuing operations					
sales revenue		**432,559**	76,029	-	-
discounts and pricing adjustments		**10,908**	-	-	-
treatment and refining costs		**(48,591)**	-	-	-
option premium expense		**(773)**	(679)	-	-
royalties paid or payable		**(15,445)**	(2,209)	-	-
		378,658	73,141	-	-
Other revenue					
interest received	2(a)	**1,696**	1,288	**1,687**	1,288
realised foreign exchange gains/(losses)		**1,519**	(1,017)	**2,046**	(12)
net gain on disposal of tenement		-	70	-	70
other income		**954**	152	**15,187**	2,026
		4,169	493	**18,920**	3,372
Total revenue from continuing operations		**382,827**	73,634	**18,920**	3,372
(a) Interest revenue from:					
other persons		**1,696**	1,288	**1,687**	1,288
Total interest revenue		**1,696**	1,288	**1,687**	1,288

Note 3: Expenses

Profit/(Loss) before income tax includes the following specific expenses:

Finance costs written off	**3,015**	2,389	-	-
Other finance costs - net				
interest and political risk insurance	**28,068**	3,234	**5,757**	-
accretion of convertible note option	**2,400**	-	**2400**	-
finance lease charges	**284**	-	-	-
unwinding of discount on mine rehabilitation provision	**1,010**	1,404	-	-
other borrowing costs	**1,448**	-	**538**	-
Total other finance costs	**33,210**	4,638	**8,695**	-
Total finance costs	**36,225**	7,027	**8,695**	-
Depreciation				
plant and equipment	**44,815**	5,566	**217**	67
leasehold improvements	**53**	27	**8**	27
buildings and other infrastructure assets	**3,162**	1,218	-	-
Total depreciation	**48,030**	6,811	**225**	94
Amortisation				
capitalised exploration expenditure	**3,547**	7,074	-	294
mining rights	**481**	-	-	-
goodwill on consolidation	-	-	-	-
Total amortisation	**4,028**	7,074	-	294
Total depreciation and amortisation	**52,058**	13,885	**225**	388

Note 3: Expenses (continued)	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Impairment				
Impairment of current assets	-	-	-	-
Impairment of non-current assets	-	1,200	-	1,200
Total impairment of assets	-	1,200	-	1,200
Foreign exchange gains/(losses)				
Unrealised foreign exchange gains/(losses)	**7,294**	(8,391)	**(5,479)**	-
Realised foreign exchange gains/(losses)	**1,519**	(1,017)	**2,046**	(12)
Total foreign exchange gains/(losses)	**8,813**	(9,408)	**(3,433)**	(12)

The unrealised foreign exchange gains/(losses) for 2005 includes an amount of nil (2004 $50,149) which is attributable to outside equity interests.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Net gain/(loss) on disposal of non-current assets				
Investments in controlled entities	-	(1,546)	-	-
Property, plant and equipment	**1,015**	(2)	**5**	(2)
Total net gain/(loss) on disposal of non-current assets	**1,015**	(1,548)	**5**	(2)
Rental expense relating to operating leases				
Minimum lease payments	**284**	351	**4**	351
Total rental expense relating to operating leases	**284**	351	**4**	351
Share-based compensation expenses				
Performance rights	**749**	162	**115**	162
Executive share options	**189**	323	**189**	323
Total share-based compensation expenses	**938**	485	**304**	485

Note 4: Income Tax	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
(a) Numerical reconciliation of income tax expense to prima facie tax payable				
Accounting profit/(loss) from continuing operations before income tax expense	**91,505**	(5,830)	**(10,569)**	(7,365)
Income tax expense (benefit) at the statutory rate of 30% (2004 – 30%)	**27,452**	(1,749)	**(3,171)**	(2,210)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Expenditure not allowed for tax	**281**	10	**441**	10
Share-based payments	**194**	-	**194**	-
Sundry items	**190**	(132)	**1,090**	(857)
Difference in overseas tax rates	**(9,864)**	1,286	-	-
Change in overseas tax rates	**1,607**	-	-	-
Prior year tax losses not recognised, now recognised	**(8,657)**	-	**(8,657)**	-
Current year losses not recognised as an asset	-	3,773	-	3,773
Over provision from prior year	-	(204)	-	-
Income tax expense/(benefit)	**11,203**	2,984	**(10,103)**	716
Income tax expense/(benefit) comprises:				
Current tax	**10,526**	-	-	-
Deferred tax	**677**	3,188	**(10,103)**	716
Over provision from prior year	-	(204)	-	-
	11,203	2,984	**(10,103)**	716
Deferred income tax expense/(benefit) included in income tax expense comprises:				
Increase in deferred tax asset	**(41,787)**	(1,917)	**(5,483)**	(1,917)
(Decrease)/increase in deferred tax liability	**42,464**	5,105	**(4,620)**	2,633
	677	3,188	**(10,103)**	716
Amounts of deferred tax expense arising and directly debited or credited to equity:	**1,682**	-	**3,719**	-
Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	-	25,567	-	25,090
Potential tax benefit	-	7,670	-	7,527

All unused tax losses were incurred by Australian entities.

Note 4: Income Tax (continued)	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
(b)Non-current assets – deferred tax assets				
The balance comprises temporary differences attributable to:				
Amounts recognised in profit and loss:				
Employee benefits	1,766	24	228	24
Capital raising costs	1,121	1,752	959	1,752
Debt instruments	2,589	-	-	-
Depreciation & amortisation	6,631	-	-	-
Provisions	4,574	124	-	124
Other	1,828	17	557	17
Losses	31,298	-	31,298	-
	49,807	1,917	33,042	1,917
Amounts recognised directly in equity				
Capital raising costs	3,599	-	3,599	-
Hedging reserve	2,058	-	-	-
Other	(21)	-	-	-
	5,636	-	3,599	-
	55,443	1,917	36,641	1,917
Set-off of deferred tax liabilities	(25,047)	-	(5,331)	-
Net deferred tax assets	30,396	1,917	31,310	1,917

Movements:

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Opening balance at 1 January	1,917	-	1,917	-
Charged to the income statement	41,787	1,917	5,483	1,917
Charged to equity	5,636	-	3,599	-
Charged on acquisition of subsidiary	6,103	-	-	-
Transfer of deferred tax balances to head entity of the tax consolidated group	-	-	25,639	-
Closing balance at 31 December	55,443	1,917	36,638	1,917

Note 4: Income Tax (continued)	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
(c)Non-current liabilities - deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Amounts recognised in profit and loss:				
Accruals	**786**	4	**-**	4
Debt instruments	**(2,265)**	-	**(2,265)**	-
Depreciation & amortisation	**49,099**	4,594	**239**	2,629
Unrealised foreign exchange	**3,855**	-	**40**	-
Other	**1,103**	507	**-**	-
	52,578	5,105	**(1,986)**	2,633
Amounts recognised directly in Equity				
Debt instruments	**7,122**	-	**7,122**	-
Other	**195**	-	**195**	-
	7,317	-	**7,317**	-
	59,895	5,105	**5,331**	2,633
Set-off of deferred tax assets	**(25,047)**	-	**(5,331)**	-
Net deferred tax liabilities	**34,848**	5,105	**-**	2,633
Movements:				
Opening balance at 1 January	**5,105**	-	**2,633**	-
(Credited) / charged to the income statement	**42,464**	5,105	**(4,619)**	2,633
Charged to equity	**7,317**	-	**7,317**	-
Charged on acquisition of subsidiary	**5,009**	-	**-**	-
Closing balance at 31 December	**59,895**	5,105	**5,331**	2,633

Tax Consolidation

Oxiana Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation from 1 July 2004.

Entities within the tax consolidated group enter into a tax sharing and contribution agreement with the head entity. The tax sharing agreement limits joint and several liability of the wholly owned entities in the case of a default by the head entity. As at balance date, the likelihood of default is seen as remote. The contribution agreement provides for the wholly-owned entities to fully compensate Oxiana Limited for any current tax payable assumed and for Oxiana Limited to compensate the wholly-owned subsidiaries for any current tax receivable and any deferred tax asset relating to unused tax losses or tax credits that are transferred to Oxiana Limited under the tax consolidation legislation.

Note 5: Cash and Cash Equivalents	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Cash at bank and on hand (i)	**147,335**	9,502	**33,864**	2,146
Deposits at call (ii)	**20,514**	763	**20,514**	763
	167,849	10,265	**54,378**	2,909

(i) interest bearing interest rates between 3.70% - 4.5% (2004 1.79% - 4.25%).
(ii) floating interest rates between 3.79% - 4.37% (2004 4.25% - 4.48%). Average maturity of 60 days.

Note 6: Receivables

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Current				
Trade receivables	**22,237**	4,030	-	7
Other debtors	**2,950**	1,203	**3,480**	40
	25,187	5,233	**3,480**	47
Amounts receivable from: wholly-owned subsidiaries				
Lane Xang Minerals Ltd	-	-	**289,458**	247,221
Oxiana Philippines Inc.	-	-	**5,080**	4,794
Oxiana Europe Ltd	-	-	**5,458**	5,378
Minotaur Resources Ltd	-	-	**15,841**	-
Oxiana Golden Grove Pty Ltd	-	-	**95,326**	-
Oxiana Golden Grove (Finance) Ltd	-	-	**2,270**	-
	-	-	**413,433**	257,393
Less provision	-	-	**(1,200)**	(1,200)
			412,233	256,193
	25,187	5,233	**415,713**	256,240*

* in 2004 these loans were classified as non-current

Note 7: Inventories

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Current				
At cost				
Raw materials and stores	**47,888**	13,745	-	-
Work in progress	**4,219**	1,610	-	-
Finished goods	**21,678**	944	-	-
	73,785	16,299	-	-

Note 8: Other Assets

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Current				
Prepayments	**6,229**	4,306	79	789
Non-current				
Exploration and evaluation expenditure				
Costs carried forward in respect of: exploration and evaluation phases	**126,661**	68,648	883	8,935
less Provision for write-off of exploration expenditure - Philippines	-	(5,000)	-	-
less accumulated amortisation	**(23,589)**	(14,315)	(88)	
foreign currency movement	-	(1,683)	-	-
Total Exploration Expenditure	**103,072**	47,650	795	8,935

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 9(a) Non-current assets classified as held for sale	**$'000**	$'000	**$'000**	$'000
Current				
Exploration assets in Philippines *	**1,831**	1,069	**-**	-
	1,831	1,069	**-**	-
Note 9(b) Available for sale financial assets				
Non-current				
Investments in listed Australian securities	**2,710**	-	**2,710**	-
Investments in foreign listed securities*	**1,913**	-	**-**	-
	4,623	-	**2,710**	-
Non-current				
Carrying amount at 1 January	**565**	-	**70**	-
Revaluation on adoption of AASB 132 and AASB 139	**60**	-	**(10)**	-
Additions	**2,000**	-	**2,000**	-
Reclassification from current receivables	**991**		**-**	-
Revaluations	**1,007**		**650**	
At 31 December	**4,623**	-	**2,710**	-

*During 2004 a sale agreement was signed between Oxiana, Oxiana Europe Limited ("OEL"), Eastern Mediterranean Resources Public Limited ("EMRPL") and Eastern Mediterranean Minerals (Cyprus) Ltd ("EMM") for the sale of former controlled entity EMM. OEL sold its shareholding in EMM as consideration for an investment in EMRPL. OEL received £200,000 of shares in EMRPL on completion date, £400,000 of shares in EMRPL on listing, and will receive £600,000 in cash one month after first production date. £600,000 has been brought to account as OEL's investment in EMRPL at 31 December 2005. These have been classified as available for sale financial assets.

* assets with a carrying value of $1,069,000 that were classified in the balance sheet under previous AGAAP as other financial assets were designated and re-classified as non-current assets classified as held for sale:

Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 January 2005. At the date of transition to these standards at 1 January 2005, both for the Group and the Parent entity:

- an adjustment of $10,000 was recognised at the parent entity level and a gain of $60,000 was recognised by the consolidated entity. This represents an initial gain/loss on remeasurement to fair value of the assets that under previous AGAAP had been measured at cost.

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 9(c) Other financial assets	**$'000**	$'000	**$'000**	$'000
Investments in subsidiaries and joint ventures at cost (Note 21)	**-**	-	**200,197**	108,898
Less provision for diminution	**-**	-	**(5,808)**	(5,808)
	-	-	**194,389**	103,090
Other financial assets	**-**	565	**-**	70
Available for sale financial assets (Note 9 (b))	**4,623**	-	**2,710**	-
Total other financial assets	**4,623**	565	**197,099**	103,160

Note 10: Property, Plant & Equipment	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Buildings and other infrastructure				
At cost	43,737	15,646	-	-
Accumulated depreciation	(5,856)	(2,570)	-	-
Total buildings and other infrastructure	37,881	13,076	-	-
Plant and equipment				
At cost	220,321	53,985	812	250
Accumulated depreciation	(44,918)	(14,670)	(237)	(73)
Total plant and equipment	175,403	39,315	575	177
Leasehold improvements				
At cost	295	244	295	232
Accumulated amortisation	(100)	(58)	(100)	(47)
Total leasehold improvements	195	186	195	185
Development assets				
At cost	443,794	301,407	-	-
Foreign currency movement	(12,453)	(2,589)	-	-
Total development assets	431,341	298,818	-	-
Mine rehabilitation assets				
At cost	22,147	6,995	-	-
Accumulated amortisation	(2,139)	(747)	-	-
Total mine rehabilitation assets	20,008	6,248	-	-
Total property, plant and equipment	664,828	357,643	770	362

31 December 2005	Buildings & Other Infrastructure	Leasehold Improvements	Plant & Equipment	Development assets	Mine rehabilitation asset	Total
Consolidated	$'000	$'000	$'000	$'000	$'000	$'000
Net book amount at 1 January	13,076	186	39,315	298,818	6,248	357,643
Additions	16,638	62	76,040	-	542	93,282
Acquisition via business combination	11,215	-	90,737	142,320	14,837	259,109
Disposals	-	-	(1,085)	-	-	(1,085)
Depreciation and amortisation	(3,162)	(53)	(32,745)	(10,678)	(1,392)	(48,030)
Foreign currency movement	114	-	3,141	881	(227)	3,909
Net book amount at 31 December	37,881	195	175,403	431,341	20,008	664,828
Parent Entity						
Net book amount at 1 January	-	185	177	-	-	362
Additions	-	63	428	-	-	491
Disposals	-	-	(5)	-	-	(5)
Depreciation and amortisation	-	(53)	(25)	-	-	(78)
Net book amount at 31 December	-	195	575	-	-	770

Note 10: Property, Plant & Equipment (continued)

31 December 2004	Buildings & Other Infrastructure $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Development assets $'000	Mine rehabilitation asset $'000	Total $'000
Consolidated						
Net book amount at 1 January	8,238	87	41,646	63,587	3,264	116,822
Additions	6,326	126	4,669	237,820	3,732	252,673
Disposals	-	-	(32)	-	-	(32)
Depreciation and amortisation	(1,218)	(27)	(5,566)	-	(748)	(7,559)
Foreign currency movement	(270)	-	(1,402)	(2,589)	-	(4,261)
Net book amount at 31 December	13,076	186	39,315	298,818	6,248	357,643
Parent entity						
Net book amount at 1 January	-	87	142	-	-	229
Additions	-	125	134	-	-	259
Disposals	-	-	(32)	-	-	(32)
Depreciation and amortisation	-	(27)	(67)	-	-	(94)
Net book amount at 31 December	-	185	177	-	-	362

Note 11: Intangible Assets	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Mining rights				
Net book amount at 1 January	-	-	-	-
Additions(via acquisition of controlled entities)	**93,040**	-	-	-
Amortisation recognised	**(481)**	-	-	-
Net book amount at 31 December	**92,559**	-	-	-

The intangible assets above relate to mining rights and tenements acquired on the acquisition of Minotaur in February 2005. These mining rights and tenements have a finite life over the life of the Prominent Hill project.

The recoverable amount of the Prominent Hill project is determined based on value-in-use calculations. These calculations use cashflow projections based on financial budgets approved by management covering the life of the project. The cashflow projections over the life of the Prominent Hill project exceed the carrying amount of the Prominent Hill mining rights by at 31 December 2005.

Note 12: Trade and Other Payables	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Trade creditors and accruals	**87,356**	38,374	**5,585**	2,533

Note 13: Interest Bearing Liabilities	Consolidated 2005 $'000	2004 $'000	Parent Entity 2005 $'000	2004 $'000
Current				
Lease liabilities (note 30(b)), (i)	17	213	17	-
Bank loans – secured – Golden Grove (ii)	183,239		-	-
	183,256	213	17	-
Non-current				
Lease liabilities (note 30(b)), (i)	970	771	44	-
Bank loans – secured – Sepon (iii)	182,664	128,419	-	-
Convertible notes (iv)	117,726	-	117,726	-
	301,360	129,190	117,770	-

(i) Lease liabilities are effectively secured as rights to leased assets revert to the lessor in the event of default.
(ii) Amounts that the consolidated entity has drawn down on its USD debt facility for the acquisition of Golden Grove. Amounts drawn down under the facility are repayable over 12 months. Interest is payable on the facility at the rate of LIBOR plus a margin. The facility is secured on all the assets of Oxiana Golden Grove Pty Ltd.
(iii) Amounts that the consolidated entity has drawn down on its USD debt facility for the Sepon project. Amounts drawn down under the facility are repayable over 72 months. Interest is payable on the facility at the rate of LIBOR plus a margin. The facility is secured on all the assets of Oxiana's controlled entities, Lane Xang Minerals Limited and Oxiana Resources Laos Limited.
(iv) US$ 105m Senior Subordinated Convertible Bonds issued in April 2005 (due in 2012), at an interest rate of 5.25% and with a conversion price of US$ 1.005 or A$ 1.311.

Note 14: Non-current Provisions	Consolidated 2005 $'000	2004 $'000	Parent Entity 2005 $'000	2004 $'000
Employee benefits	463	24	39	24
Mine rehabilitation	25,011	8,330	-	-
Total non-current provisions	25,474	8,354	39	24

	Mine rehabilitation $'000	Employee benefits $'000	Total $'000
At 1 January 2005	8,330	24	8,354
Revaluation on change in discount /exchange rate	540	-	540
Increase in provisions via business combinations	14,778	-	14,778
Increase in provisions	616	439	1,012
Paid during the period	(263)	-	(263)
Unwind of discount (Note 3)	1,010	-	1,053
At 31 December 2005	25,011	463	25,474

The Company recognises that it has an obligation to restore its mine sites at Sepon and Golden Grove to their original condition at the end of the life of the mine. A provision is recognised for these costs. Mine rehabilitation costs are provided for at the present value of future expected expenditure when the liability is incurred. Although the ultimate cost to be incurred is uncertain, the Company has estimated its costs based on feasibility and engineering studies using current restoration standards and techniques. When this liability is recognised a corresponding asset is also recognised as part of the development costs of the mine. The expected timing of the usage of this provision at year end is below:

Year	$'000
not later than 1 year	59
later than 1 year but not later than 5 years	9556
Later than 5 years	15,396
Total	25,011

Note 15: Contributed Equity

(a) Equity securities issued	Consolidated & Parent Entity 2005 Shares	2004 Shares	2005 $'000	2004 $'000
At 1 January	**1,189,276,597**	946,726,772	**408,103**	224,909
Renounceable rights issue	-	236,903,158	-	189,518
Transaction costs – renounceable rights issue	-	-	-	(8,341)
Exercise of executive share options	**8,453,333**	5,646,667	**3,406**	2,017
Shares issued – acquisition of Minotaur (c)	**91,367,206**	-	**86,799**	-
Shares issued – acquisition of Golden Grove (c)	**81,500,000**		**72,535**	
Convertible note option	-	-	**23,741**	-
Convertible note option tax expense	-	-	**(7,122)**	-
Equity issue cost tax benefit	-	-	**2,502**	-
Transaction costs – acquisition of Minotaur	-	-	**(2,057)**	-
Transaction costs – convertible note	-	-	**(502)**	-
Shares issued for no consideration:				
Maturity of performance rights	**407,000**	-	**392**	-
	1,371,004,136	1,189,276,597	**587,797**	408,103

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote.

(b) Details of other equity securities issued

Other equity securities represent the value of conversion rights of convertible notes, details are in note 13.

Other equity securities issued	Consolidated & Parent Entity 2005 $'000	2004 $'000
Value of conversion rights – convertible notes	**23,741**	-

(c) Details of the issues of ordinary shares during 2005

- on 17 February 2005, 91,367,206 fully paid ordinary shares were issued to shareholders of Minotaur as consideration for the acquisition of the Prominent Hill assets held by Minotaur through a Scheme of Arrangement;
- on 26 July 2005, 81,500,000 fully paid ordinary shares were issued to Newmont Mining Corporation and its subsidiaries ("Newmont") pursuant to the Sale and Purchase Agreement between Newmont and Oxiana relating to the Golden Grove mining operations; and
- during the year ended 31 December 2005 a total of 8,453,333 (2004: 5,646,667) fully paid ordinary shares were issued at various exercise prices following the exercise of executive share options.

(d) Oxiana Executive Share Option Plan

The Group has an Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of general manager level and above, including executive and non-executive directors. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share. The shares issued as a result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options. The exercise price of options is determined by the Board of Directors.

The assessed fair value at grant date of options granted to directors and executives is allocated equally over the period from grant date to the actual or expected vesting date after taking into account the probability of the performance hurdles being achieved where applicable. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free rate for the term of the option.

Note 15: Contributed Equity (continued)

(d) Oxiana Executive Share Option Plan (continued)

During 2005, 10,000,000 (2004 6,000,000) options were granted to key management personnel under the Company's Executive Share Option Plan to take up ordinary shares at exercise prices of $1.10, $1.20, $1.25, $1.30, and $1.60 (2004 $1.20 and $1.25). The options are exercisable within five years. No options were forfeited and/or expired during 2004 or 2005. The weighted average contract life of share options outstanding at 31 December 2005 is 2-5 years (2004 1-4 years). The weighted average share price of an ordinary share of Oxiana Limited on the Australian Stock Exchange during the year ended 31 December 2005 was $1.74 (2004 - 99¢).

(i) Movement in the number of share options held by Oxiana employees	Weighted Average Exercise Price	Consolidated & Parent Entity 31 Dec 2005 Number	31 Dec 2004 Number
Balance at 1 January	0.65	**26,295,000**	25,941,667
Granted during the year	1.28	**10,000,000**	6,000,000
Exercised during the year	0.40	**(8,453,333)**	(5,646,667)
Balance at 31 December	0.96	**27,841,667**	26,295,000

(ii) Details of share options exercised	Weighted Average Share Price on Exercise Date	Consolidated & Parent Entity 2005 $'000	2004 $'000
Aggregate proceeds received from employees on exercise of options and recognised as issued capital	0.40	**3,406**	2,017
Fair value of shares issued to employees on exercise of options at their issue date	1.05	**8,879**	5,385

(iii) Options exercised during the financial year and number of shares issued to employees on the exercise of the options

Exercise date	Fair value of shares at issue date $	Consolidated & Parent Entity 31 Dec 2005 Number	31 Dec 2004 Number
02/01/04	1,070,000	-	1,000,000
23/01/04	169,200	-	180,000
30/01/04	616,000	-	700,000
23/04/04	606,667	-	666,667
15/06/04	800,000	-	1,000,000
17/06/04	83,000	-	200,000
22/11/04	1,070,000	-	900,000
17/12/04	970,000	-	1,000,000
Total 2004	5,384,867	-	5,646,667
			-
17/03/05	**520,000**	**500,000**	-
18/04/05	**733,900**	**820,000**	-
29/04/05	**1,160,000**	**1,333,333**	-
12/05/05	**1,548,000**	**1,800,000**	-
21/06/05	**316,666**	**333,333**	
16/08/05	**570,000**	**500,000**	-
25/08/05	**1,642,500**	**1,500,000**	-
25/11/05	**228,334**	**166,667**	-
15/12/05	**2,160,000**	**1,500,000**	-
Total 2005	**8,879,400**	**8,453,333**	-

The fair value of shares issued on the exercise of options is the price that Company's shares closed at on the Australian Stock Exchange on the day of the exercise of the options.

Note 15: Contributed Equity (continued)

(d) Oxiana Executive Share Option Plan (continued)

The weighted average contracted life of share options outstanding at 31 December 2005 is between 2-5 years (2004: 1-4 years).

(iv) Details of share options outstanding at 31 December

Grant date	Expiry and exercise date	Exercise price at grant date $	New exercise price $	Consolidated and parent entity Number 31 Dec 2005	Consolidated and parent entity Number 31 Dec 2004
17/04/00	17/04/05	0.25	0.25	-	153,333
17/04/00	17/04/05	0.30	0.30	-	333,333
17/04/00	17/04/05	0.35	0.35	-	333,334
28/09/00	28/09/05	0.25	0.21	-	1,000,000
22/12/00	22/12/05	0.35	0.31	-	166,667
28/03/02	28/03/07	0.40	0.36	**1,333,333**	1,466,666
28/03/02	28/03/07	0.45	0.41	**1,466,666**	1,666,666
28/03/02	28/03/07	0.50	0.46	**1,666,668**	1,666,668
30/05/02	30/05/05	0.35	0.31	-	1,133,332
30/05/02	30/05/05	0.40	0.36	-	1,333,333
30/05/02	30/05/05	0.45	0.41	-	666,668
04/10/02	04/10/07	0.45	0.41	**1,275,000**	1,275,000
04/10/02	04/10/07	0.55	0.51	**1,500,000**	1,500,000
22/11/02	22/11/07	0.45	0.41	-	1,000,000
22/11/02	22/11/07	0.50	0.46	-	1,000,000
23/12/02	23/12/07	0.75	0.71	**3,600,000**	4,100,000
28/08/03	28/08/08	0.90	0.86	**1,000,000**	1,500,000
27/02/04	27/02/09	1.20	1.20	**1,000,000**	1,000,000
06/04/04	06/04/09	1.20	1.20	**4,000,000**	4,000,000
17/12/04	17/12/09	1.25	1.25	**1,000,000**	1,000,000
28/01/05	27/01/10	1.25	1.25	**1,000,000**	-
01/03/05	28/02/10	1.25	1.25	**5,000,000**	-
19/04/05	19/04/10	1.25	1.25	**2,000,000**	-
19/04/05	19/04/08	1.20	1.20	**333,333**	-
19/04/05	19/04/08	1.10	1.10	**333,333**	-
19/04/05	19/04/08	1.30	1.30	**333,334**	-
01/10/05	01/10/10	1.60	1.60	**1,000,000**	-
Total				**27,841,667**	26,295,000

(e) Oxiana Performance Rights Plan

The Group has a Performance Rights Plan that has been approved by shareholders. Rights are granted to eligible employees at no cost to the employee and exist for ten years as the discretion of the Company. The rights may be exercised into shares twelve months after the grant date providing specified performance conditions have been met by the employee. No amount is payable for shares by the employee on exercise of the rights. During the year Oxiana issued a total of 1,855,000 rights to employees under the Plan and if all performance conditions are met this will result in 1,855,000 shares being allocated to employees twelve months from the date of issue.

	Consolidated & Parent Entity	
(i) Movement in the number of share rights held by Oxiana employees	**31 Dec 2005 Number**	31 Dec 2004 Number
Balance at 1 January	**1,280,000**	-
Rights granted during the year	**1,855,000**	1,280,000
Rights forfeited during the year	**(305,000)**	-
Balance at 31 December	**2,830,000**	1,280,000

The fair value of share rights is determined by reference to the market value of the shares at grant date.

Note 15: Contributed Equity (continued)

(f) Expenses arising from share-based payment transactions

	Consolidated & Parent Entity	
	31 Dec 2005	31 Dec 2004
	$'000	$'000
Options issued under Executive Share Option Plan	**189**	323
Shares issued under Performance Rights Plan	**749**	162
Total	**938**	485

Note 16: Reserves

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Foreign currency translation reserve	**6,870**	(2,182)	-	-
Balance at 1 January	**(2,182)**	-	-	-
Adjustment arising on translation of foreign controlled entity financial statements	**9,052**	(2,182)	-	
Balance at 31 December	**6,870**	(2,182)	-	-
Equity compensation reserve	**1,423**	485	**1,423**	485
Balance at 1 January	**485**	-	**485**	-
Equity compensation expense	**938**	485	**938**	485
Balance at 31 December	**1,423**	485	**1,423**	485
Available for sale financial assets reserve	**944**	-	**448**	-
Balance at 1 January	-	-	-	-
Revaluation on adoption of AASB 132 and AASB 139	**944**	-	**448**	-
Balance at 31 December	**944**	-	**448**	-
Hedging reserve	**(4,605)**	-	-	-
Balance at 1 January	-	-	-	-
Revaluation on adoption of AASB 132 and AASB 139:				
Fair valuation of US dollar loan	**(4,802)**	-	-	
Fair valuation of put options	**(1,901)**	-	-	-
Fair valuation of interest rate swaps	**2,098**	-	-	-
Balance at 31 December	**(4,605)**	-	-	-
Total reserves	**4,632**	(1,697)	**1,871**	485

Nature and purpose of reserves

(i) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

(ii) Equity compensation reserve
The equity compensation reserve is used to recognised the fair value of options and rights issued but not exercised.

(iii) Hedging reserve
The hedging reserve is used to record gains or losses on cash flow hedges that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects the profit and loss.

(iv) Available for sale financial assets reserve
This reserve records revaluation increments in respect of available for sale financial assets, net of tax effects.

Note 17: Accumulated Losses	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Balance at 1 January note 33(1)(a) and (b)	**(142,695)**	(38,453)	**(39,466)**	(31,385)
Net profit/(loss) attributable to members	**80,302**	(8,805)	**(466)**	(8,081)
Adjustment arising from acquisition of minority interest Note 33(2) and 33(4(i))	-	(95,437)	-	-
Effects of exchange rate changes on adjustments on transition to AIFRS	**406**	-	-	-
Balance at 31 December	**(61,987)**	(142,695)	**(39,932)**	(39,466)

Note 18: Key Management Personnel Disclosures

(a) Directors

The following persons were directors of Oxiana Limited during the financial year:

Chairman – non-executive	Executive director	Non-executive directors	
Barry L Cusack	Owen L Hegarty	Ronald H Beevor	Michael A Eager
		Peter W Cassidy	Brian Jamieson

(b) Key management personnel of the entity, being those persons with the authority and responsibility for planning, directing and controlling the activities of the entity during the financial year

Name	Position	Employer
Peter Albert	Executive General Manager, Asia	Lane Xang Minerals Limited
David Forsyth	Company Secretary	Oxiana Limited
Peter Lester	Executive General Manager Corporate Development	Oxiana Limited
Antony Manini	General Manager Exploration and Resources	Lane Xang Minerals Limited
Jeff Sells	Chief Financial Officer	Oxiana Limited
Mick Wilkes	General Manager, Sepon Operations	Lane Xang Minerals Limited
John Nitschke	Executive General Manager, Australia	Oxiana Limited
Stephen Mullen	General Manager, Human Resources	Oxiana Limited

All of the above persons were also key management personnel during the year ended 31 December 2004, except for John Nitschke and Stephen Mullen who commenced employment with the Group on 1 July 2005 and 1 October 2005 respectively.

Note 18: Key Management Personnel Disclosures (continued)

(c) Remuneration of directors and executives

(i) Share-based compensation - options

The terms and conditions of each grant of options affecting remuneration of directors and key management personnel in this or future reporting periods are as follows:

Grant date	Expiry and exercise date	Exercise price at grant date	New exercise price	Consolidated and parent entity 31 Dec 2005 Number	Consolidated and parent entity 31 Dec 2004 Number	Value at grant date 31 Dec 2005 $	Value at grant date 31 Dec 2004 $
17/04/00	17/04/05	0.25	0.25	-	153,333	-	5,449
17/04/00	17/04/05	0.30	0.30	-	333,333	-	10,542
17/04/00	17/04/05	0.35	0.35	-	333,333	-	9,472
28/09/00	28/09/05	0.25	0.21	-	1,000,000	-	8,038
28/03/02	28/03/07	0.40	0.36	**1,333,333**	1,466,666	**80,932**	89,025
28/03/02	28/03/07	0.45	0.41	**1,466,666**	1,666,666	**76,329**	86,737
28/03/02	28/03/07	0.50	0.46	**1,666,668**	1,666,666	**74,624**	74,624
30/05/02	30/05/05	0.35	0.31	-	1,133,332	-	71,133
30/05/02	30/05/05	0.40	0.36	-	1,333,333	-	67,173
30/05/02	30/05/05	0.45	0.41	-	666,668	-	26,964
04/10/02	04/10/07	0.45	0.41	**775,000**	775,000	**50,301**	50,301
04/10/02	04/10/07	0.55	0.51	**1,000,000**	1,000,000	**45,430**	45,430
23/12/02	23/12/07	0.75	0.71	**2,800,000**	3,300,000	**48,135**	56,731
28/08/03	28/08/08	0.90	0.86	**500,000**	500,000	**60,298**	60,298
27/02/04	27/02/09	1.20	1.20	**1,000,000**	1,000,000	**147,302**	147,302
06/04/04	06/04/09	1.20	1.20	**4,000,000**	4,000,000	**663,178**	331,589
17/12/04	17/12/09	1.25	1.25	**1,000,000**	1,000,000	**62,516**	62,516
28/01/05	27/01/10	1.25	1.25	**1,000,000**	-	**45,243**	-
01/03/05	28/02/10	1.25	1.25	**5,000,000**	-	**36,909**	-
19/04/05	19/04/08	1.10	1.10	**333,333**	-	**11,054**	-
19/04/05	19/04/08	1.20	1.20	**333,333**	-	**4,882**	-
19/04/05	19/04/08	1.30	1.30	**333,334**	-	**1,896**	-
19/04/05	19/04/08	1.25	1.25	**2,000,000**	-	**77,252**	-
14/10/05	13/10/10	1.60	1.60	**1,000,000**	-	**127,565**	-
Total				**25,541,667**	21,328,330	**1,613,846**	1,203,324

Note 18: Key Management Personnel Disclosures (continued)

(c) Remuneration of directors and executives (continued)

(i) Share-based compensation - options

Options are granted under the Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of general manager level and above, including executive and non-executive directors. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The shares issued as a result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options. The exercise price of options is determined by the Board of Directors.

(ii) Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Oxiana and the key management personnel of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Oxiana.

Name	Grant Date	Value at Grant Date $	Expiry and exercise date	Exercise Price $	Options granted during the year Number	Options vested during the year Number
Directors of Oxiana						
Owen Hegarty	19/04/05	77,252	19/04/10	1.25	2,000,000	-
Brian Jamieson	19/04/05	17,833	19/04/08	1.10-1.30	1,000,000	1,000,000
Key management personnel of the consolidated entity						
Peter Albert	01/03/05	70,524	28/02/10	1.25	1,000,000	-
Mick Wilkes	01/03/05	70,524	28/02/10	1.25	1,000,000	-
Tony Manini	01/03/05	70,524	28/02/10	1.25	1,000,000	-
David Forsyth	01/03/05	70,524	28/02/10	1.25	1,000,000	-
Peter Lester	01/03/05	70,524	28/02/10	1.25	1,000,000	-
John Nitschke	28/01/05	45,243	27/01/10	1.25	1,000,000	1,000,000
Stephen Mullen	14/10/05	127,565	13/10/10	1.60	1,000,000	1,000,000

The assessed fair value at grant date of options granted to directors and executives is allocated equally over the period from grant date to the actual or expected vesting date after taking into account the probability of the performance hurdles being achieved where applicable. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share based on one year's historical information (2005 8.83% to 12.23%), the expected dividend yield and the risk-free rate for the term of the option based on government bond rates (2005 5.25% to 5.47%).

Note 18: Key Management Personnel Disclosures (continued)

(c) Remuneration of directors and executives (continued)

(iv) Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Oxiana and the key management personnel of the consolidated entity are set out below.

Directors of Oxiana	Date of exercise of options	Exercise price paid per share $	Number of ordinary shares issued on exercise of options in 2005
Michael Eager	18/04/05	0.25	153,333
Michael Eager	18/04/05	0.30	333,333
Michael Eager	18/04/05	0.35	333,334
Barry Cusack	29/04/05	0.31	666,666
Barry Cusack	29/04/05	0.36	666,667
Peter Cassidy	12/05/05	0.31	133,333
Peter Cassidy	12/05/05	0.36	333,333
Peter Cassidy	12/05/05	0.41	333,334
Ronald Beevor	12/05/05	0.31	333,333
Ronald Beevor	12/05/05	0.36	333,333
Ronald Beevor	12/05/05	0.41	333,334
			3,953,333
Key management personnel of the consolidated entity			
Peter Albert	16/08/05	0.71	500,000
Antony Manini	28/08/05	0.21	1,000,000
David Forsyth	21/06/05	0.36	133,333
David Forsyth	21/06/05	0.41	200,000
			1,833,333

(v) Option holdings

The numbers of options over ordinary shares in the company held during the year by each director of Oxiana and the key management personnel of the consolidated entity, including their related parties are below. No options expired and/or were forfeited during the year ended 31 December 2005.

Directors of Oxiana	Balance at 1 January	Granted during year	Exercised during year	Balance at 31 December	Vested and exercisable at 31 December
Owen L Hegarty, Managing Director	4,000,000	2,000,000	-	6,000,000	-
Barry L Cusack	1,333,333	-	1,333,333	-	-
Peter W Cassidy	800,000	-	800,000	-	-
Michael A Eager	820,000	-	820,000	-	-
Ronald H Beevor	1,000,000	-	1,000,000	-	-
Brian Jamieson	-	1,000,000	-	1,000,000	1,000,000
Total	7,953,333	3,000,000	3,953,333	7,000,000	1,000000
Key management personnel of the consolidated entity					
Peter Albert	1,000,000	1,000,000	500,000	1,500,000	500,000
David Forsyth	1,800,000	1,000,000	333,333	2,466,667	1,466,667
Peter Lester	1,775,000	1,000,000	-	2,775,000	1,775,000
Antony Manini	6,000,000	1,000,000	1,000,000	6,000,000	5,000,000
Jeff Sells	2,000,000	-	-	2,000,000	2,000,000
Mick Wilkes	800,000	1,000,000	-	1,800,000	800,000
John Nitschke	-	1,000,000	-	1,000,000	1,000,000
Stephen Mullen	-	1,000,000	-	1,000,000	1,000,000
Total	13,375,000	7,000,000	1,833,333	18,541,667	13,541,667

Note 18: Key Management Personnel Disclosures (continued)

(c) Remuneration of directors and executives (continued)

(vi) Share holdings

The numbers of shares in the Company held during the year by each director of Oxiana and the key management personnel of the consolidated entity, including their related parties are set out below.

Name	Balance at 1 January	Received on exercise of options	Other changes during year	Balance at 31 December
Directors of Oxiana				
Owen L Hegarty, Managing Director	27,021,224	-	-	27,021,224
Barry L Cusack	666,667	1,333,333	-	2,000,000
Peter W Cassidy	250,000	800,000	-	1,050,000
Michael A Eager	1,295,699	820,000	-	2,115,699
Ronald H Beevor	2,166,402	1,000,000	-	3,166,402
Brian Jamieson	40,000	-	-	40,000
Total	31,439,992	3,953,333	-	35,393,325
Key management personnel of the consolidated entity				
Peter Albert	2,786,575	500,000	(902,200)	2,384,375
David Forsyth	2,020,000	333,333	(240,667)	2,112,666
Peter Lester	31,250	-	(20,000)	11,250
Antony Manini	425,000	1,000,000	(220,000)	1,205,000
Jeff Sells	12,500	-	-	12,500
Mick Wilkes	937,500	-	(650,000)	287,500
John Nitschke	-	-	-	-
Stephen Mullen	-	-	-	-
Total	6,212,825	1,833,333	(2,032,867)	6,013,291

	Consolidated		Parent Entity	
	2005	2004	2005	2004
Note 19: Auditor's Remuneration	$	$	$	$
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms				
Audit services				
Fees paid to HLB Mann Judd:				
Audit and review of financial reports and other work under the Corporations Act 2001	**159,550**	126,810	**147,550**	121,110
Fees paid to non-HLB Mann Judd audit firms for the audit or review of financial reports of any entity in the consolidated entity				
Audit or review of financial reports and other work under the Corporations Act 2001	**172,810**	104,079	-	-
Other audit services	-	10,179	-	-
Total remuneration for audit services	**332,360**	241,068	**147,550**	121,110
Other assurance and advisory services				
Fees paid to HLB Mann Judd:				
Due diligence	**860**	77,135	**860**	77,135
Agreed upon procedures	**63,258**	26,935	**63,258**	26,935
Accounting advice and liaison with LXML	-	13,890	-	13,890
Accounting advice - IFRS	**9,460**	-	**9,460**	-
Fees paid to non-HLB Mann Judd audit firms				
Due diligence	**44,458**	57,656	**44,458**	10,750
Accounting advice - IFRS	**21,950**	17,225	**21,950**	17,225
Accounting advice - Golden Grove	**22,775**		**22,775**	
Taxation services	**122,096**	91,364	**114,455**	77,402
Legal advice	**34,978**	164,535	**34,978**	-
Total remuneration for other assurance and advisory services	**319,835**	448,740	**312,194**	223,337

Note 20: Investments in Joint Ventures

		Ownership Interest		Carrying Amount of Investment	
		2005	2004	2005	2004
		%	%	$'000	$'000
Name	**Principal Activity**				
Thai Goldfields NL	Exploration	**50**	50	-	-
AGA-OXR Exploration Alliance	Exploration	**50**	50	-	-

Investments in joint ventures are accounted for in the consolidated financial statements using the equity method of accounting where material and are carried at cost by the parent entity. Oxiana has initiated a joint venture with Thai Goldfields NL to explore for epithermal gold deposits in the Loei and Phetchabun gold belts. Oxiana maintains a 50% interest in this joint venture and can elect to earn up to 75%. On 13 December 2004 Oxiana and AngloGold Ashanti Laos Holding Limited entered into an unincorporated joint venture to conduct gold and gold/copper exploration in Laos.

Note 20: Investments in Joint Ventures (continued)

Group entities share of joint ventures' assets and liabilities in Thai Goldfields NL	2005 $'000	2004 $'000
Current assets	115	72
Non-current assets	1,113	741
Total assets	1,228	813
Current liabilities	219	550
Non-current liabilities	-	-
Total liabilities	219	550
Net assets	1,009	263
Share of joint ventures' revenue, expenses and results		
Revenues	16	4
Expenses	(111)	(28)
Profit before income tax	(95)	(24)

Group entities share of joint ventures' assets and liabilities in AGA-OXR Exploration Alliance	2005 $'000	2004 $'000
Current assets	-	-
Non-current assets	305	-
Total assets	305	-
Current liabilities	305	-
Non-current liabilities	-	-
Total liabilities	305	-
Net assets	-	-
Share of joint ventures' revenue, expenses and results		
Revenues	-	-
Expenses	-	-
Profit before income tax	-	-

The Company is not aware of any commitment or contingent liabilities relating to Joint Ventures that should be disclosed.

Note 21: Investments in Controlled Entities

	Country of incorporation	Equity holding (ordinary shares)		Carrying amount of investment		Contribution to profit/(loss)	
		2005	2004	**2005**	2004	**2005**	2004
Parent entity		**%**	%	**$'000**	$'000	**$'000**	$'000
Oxiana Limited	Australia			**-**	-	**(9,358)**	(10,772)
Controlled entities							
Oxiana Europe Ltd**	Channel Islands	**100**	100	**7,587**	7,587	**(325)**	(1,781)
Oxiana Resources Laos Ltd (including Lane Xang Minerals Ltd)*	Cayman Islands	**100**	100	**99,109**	99,109	**69,647**	4,775
Oxiana Philippines Inc*	Philippines	**100**	100	**1,815**	1,815	**855**	(1,027)
Anacorte Pty Ltd	Australia	**100**	100	**299**	299	**-**	-
Wakefield Mining and Metals NL	Australia	**100**	100	**88**	88	**-**	-
Minotaur Resources Ltd	Australia	**100**	-	**89,529**	-	**168**	
Minotaur Resources Holdings Pty Ltd	Australia	**100**	-	**1,813**	-	**-**	-
Minex (SA) Pty Ltd	Australia	**100**	-	**(43)**	-	**-**	-
Oxiana Golden Grove (Holdings) Pty Ltd***	Australia	**100**	-	**-**	-	**-**	-
Oxiana Golden Grove (Finance) Pty Ltd***	Australia	**100**	-	**-**	-	**-**	-
Oxiana Golden Grove Pty Ltd***	Australia	**100**	-	**-**	-	**19,315**	-
Investments at cost				**200,197**	108,898	**89,302**	(8,805)
Less provision for diminution				**(5,808)**	(5,808)		
Carrying value of investments				**194,389**	103,090		

* audited by firms other than the auditor of the parent entity

** Eastern Mediterranean Minerals (Cyprus) Limited was 95% owned by Oxiana Europe Limited until December 2004

*** Oxiana Limited holds a share in Oxiana Golden Grove (Holdings) Pty Ltd at a carrying value of $1.00. Oxiana Golden Grove (Holdings) Pty Ltd holds a share in each of Oxiana Golden Grove (Finance) Pty Ltd and Oxiana Golden Grove Pty Ltd.

(a) Investment in Minotaur Resources Ltd

On 17 February 2005, the parent entity acquired Minotaur, including 100% ownership of Prominent Hill assets under a scheme of arrangement. Oxiana also subscribed for and was granted a $2 million placement of shares in Minotaur Exploration Limited, which holds Minotaur's non-Prominent Hill Assets. The acquired business contributed a profit of $168,000 to the Group for the period from 17 February 2005 to 31 December 2005. The contributed profit for the year ended 31 December 2005 has not been quantified because the balance date of Minotaur changed from 30 June to 31 December effective from 1 July 2004. At the date of acquisition, the acquired entities were involved in exploration and evaluation activities.

Note 21: Investments in Controlled Entities (continued)

Details of the fair value of the assets and liabilities acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	4,500
Shares issued	86,799
Total purchase consideration	91,299
Fair value of net identifiable assets acquired	9,201
Mining Rights acquired	82,098

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Mining guarantee	17	17
Tenements	9,184	9,184
Mining Rights	-	82,098
Net identifiable assets acquired	9,201	91,299

(b) Assets and liabilities acquired - Golden Grove

In July 2005 Oxiana completed its purchase of the Golden Grove base and precious metals operation in Western Australia from Newmont Mining Corporation. Details of the assets acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	190,000
Shares issued	72,535
Direct costs relating to the acquisition	15,907
Working capital adjustment	10,491
Leave adjustment	(3,086)
Total purchase consideration	285,847
Fair value of net identifiable assets acquired	273,814
Mining Rights acquired	12,033

The assets and liabilities arising from the acquisition are as follows:

Details	Acquiree's carrying amount $'000	Fair value $'000
Cash	1,646	1,646
Trade receivables	4,723	4,723
Inventories	28,683	28,683
Deferred tax assets	-	6,105
Property, plant & equipment	259,109	259,109
Acquired mining rights	-	10,380
Current payables, accruals and employee liabilities	(5,569)	(5,569)
Deferred tax liabilities	-	(4,452)
Rehabilitation provision	(14,778)	(14,778)
	273,814	285,847

The acquired Golden Grove base and precious metal operation contributed Sales of $113,945,000 and a net profit of $19,315,000 to the Group for the period from 1 of July 2005 to 31 December 2005. The contributed profit for the year ended 31 December 2005 has not been quantified as the Golden Grove operation was previously part of the Newmont Group. At the date of acquisition, the acquired entities were involved in the production of zinc, copper and lead concentrates.

Note 22: Segment Information

(a) Primary reporting – business segments

The consolidated entity is organised into the following business segments:

- Gold - exploration, development and mining of gold;
- Copper - exploration, development and mining of copper;
- Concentrates – exploration, development and mining of zinc, copper and other concentrates; and
- Other - including revenues and expenses associated with general corporate office activities, none of which is a separately reportable segment.

Primary Reporting	Business Segments					
2005	**Gold $'000**	**Copper $'000**	**Concentrates $'000**	**Other $'000**	**Elimination $'000**	**Consolidated $'000**
Sales to external customers	112,460	152,253	113,944	-	-	378,657
Other revenue from external customers	-	-	-	4,170	-	4,170
Inter segment sales	-	-	-	15,154	(15,154)	-
Total sales revenue	112,460	152,253	113,944	19,324	(15,154)	**382,827**
Segment result	28,472	75,527	33,383	-	-	137,382
Finance expenses	-	-	-	-	-	(36,225)
Unallocated expenses	-	-	-	(9,652)	-	(9,652)
Profit/(loss) before income Tax						**91,505**
Income Tax expense (benefit)	-	-	-	-	-	(11,203)
Net profit/(loss) for the year						**80,302**
Segment assets	237,659	444,497	361,132	20,335	-	1,063,623
Investments in associates and joint ventures	-	-	-	-	-	-
Unallocated assets	-	-	-	-	-	109,698
Total assets						**1,173,321**
Segment liabilities	(19,388)	(221,460)	(255,312)	(123,408)	-	(619,568)
Unallocated liabilities	-	-	-	-	-	(23,311)
Total liabilities						**(642,879)**
Acquisition of property plant and equipment, intangibles and other non-current segment assets	11,626	44,111	285,179	12,385	-	353,301
Significant non-cash expenses	-	-	-	-	-	-
Depreciation and amortisation	19,360	15,886	15,766	1,046	-	52,058
Abandonment of assets	-	-	-	1,015	-	1,015
Write down of exploration assets	2,833	2,834	-	5,088	-	10,755

Note 22: Segment Information (continued)

Primary Reporting	Business Segments					
2004	**Gold $'000**	**Copper $'000**	**Concentrates $'000**	**Other $'000**	**Elimination $'000**	**Consolidated $'000**
Sales to external customers	73,141	-	-	-	-	73,141
Other revenue from external customers	-	-	-	493	-	493
Inter segment sales	-	-	-	2,025	(2,025)	--
Total sales revenue						**73,634**
Segment result	10,677	(2,437)	-	(5,142)	-	3,098
Finance expenses	-	-	-	-	-	(8,385)
Unallocated expenses	-	-	-	-	-	(543)
Profit/(loss) before income Tax						**(5,830)**
Income Tax expense (benefit)	-	-	-	-	-	(2,984)
Net profit/(loss) for the year						**(8,814)**
Segment assets	168,833	269,781	-	4,416	-	443,030
Investments in associates and joint JV's joint ventures	-	-	-	-	-	-
Unallocated assets	-	-	-	-	-	1,917
Total assets						**444,947**
Segment liabilities	44,170	129,403	-	2,558	-	176,131
Unallocated liabilities	-	-	-	-	-	5,105
Total liabilities						**181,236**
Acquisition of property plant and equipment, intangibles and other non-current segment assets	108,924	251,734	-	259	-	360,917
Significant non-cash expenses	-	-	-	-	-	-
Depreciation and amortisation	13,791	-	-	94	-	13,885
Impairment and losses of assets	-	-	-	1,200	-	1,200
Write down of exploration assets	3,912	1,838	-	-	-	5,750

(b) Secondary reporting – geographical segments

The consolidated entity operates in Australia, Europe, Philippines and Laos. The following table presents certain information regarding the Geographical segments.

Secondary Reporting						
Geographical Segments	**Segment Revenues from sales to external customers**		**Segment Assets**		**Acquisitions of Non-Current Assets**	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000	**2005 $'000**	2004 $'000
Australia	**116,944**	-	**593,527**	19,029	**283,279**	8,576
Europe	-	-	**2,598**	2,205	-	719
Philippines	-	-	**6,957**	6,155	-	219
Laos	**264,713**	73,141	**575,239**	422,558	**70,022**	351,403
Provision for diminution	-	-	**(5,000)**	(5,000)	-	-
Unallocated	-	-	-	-	-	-
Total	**381,657**	73,141	**1,173,321**	444,947	**353,301**	360,917

Note 22: Segment Information (continued)

(c) Notes to and forming part of the segment information

(i) Accounting Policies
Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1 and accounting standard AASB 114 Segment Reporting. Comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of cash, receivables, inventory, property, plant and equipment deferred exploration expenditure, net of related provisions, and intangible assets. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of interest bearing liabilities, trade and other creditors, and employee entitlements. Segment assets and liabilities do not include income taxes.

(ii) Inter-Segment Transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

Note 23: Related Party Transactions

(a) Parent entity

The ultimate parent entity within the Group is Oxiana Limited. The ultimate Australian parent entity is also Oxiana Limited.

(b) Subsidiaries

Interests in subsidiaries are set out in note 21.

(c) Key Management Personnel

Disclosures relating to Key management personnel are set out in note 18.

Note 23: Related Parties (continued)

(d) Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated. Ronnie Beevor, a director of Oxiana, is also a director of and shareholder of Eastern Mediterranean Resources Public Limited ("EMRPL"). Details of Oxiana's interest in EMRPL are contained in note 9.

Transactions between Oxiana and Key Management Personnel within the wholly owned group during the year consisted of:

- John Nitschke is a shareholder and director of Josteni Pty. Ltd., which derived fees of $132,888 (2004: Nil) for professional consultancy services provided to the consolidated entity in relation to the Prominent Hill Project.

- ANSTO undertook $5,000 of test work on Prominent Hill rock chip samples during the year and Mike Eager, a director of Oxiana, is also a board member of ANSTO.

Transactions between Oxiana and other entities within the wholly owned group during the year consisted of:

- loans advanced by Oxiana to Controlled entities
- repayment of loans advanced by Oxiana;
- the levying of management fees, interest and recharges by Oxiana and
- Payments made to Oxiana pursuant to the tax sharing and contribution agreement described in Note 4.

Refer to note 6 for details of advances owing from controlled entities within the group as at 31 December 2005 and 2004

	Parent Entity	
	2005	2004
	$'000	$'000
Recharges and fees to subsidiaries	**2,736**	2,026
Interest charged to subsidiaries	**12,418**	-
Loans advanced to subsidiaries	**159,299**	96,358
Loans repaid by subsidiaries	**2,059**	-

Loans to subsidiaries are lent by Oxiana Limited to its wholly-owned subsidiaries Lane Xang Minerals Limited, Minotaur Resources Limited and Oxiana Golden Grove Pty Ltd. The amounts due are unsecured, have no fixed terms of repayment, and are denominated principally in AUD. Loans to Lane Xang minerals Limited are subject to a monthly interest charge.

(e) Joint Ventures

Refer to note 20 for the group's interest in joint ventures.

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Note 24: Reconciliation of profit/(loss) from continuing activities after tax to net cash inflow/(outflow) from operating activities				
Profit/(loss) from ordinary activities after tax	**80,302**	(8,814)	**(466)**	(8,081)
Net (profit)/loss on sale of property, plant, & equipment	**(1,015)**	2	**(5)**	2
Depreciation of property, plant and equipment	**48,030**	11,519	**225**	94
Amortisation of capitalised exploration expenditure	**3,547**	2,092	**-**	294
Amortisation of mining rights/goodwill	**481**	274	**-**	-
Exploration expenditure written off	**-**	5,750	**-**	1,825
Finance costs written off	**10,755**	2,389	**4,991**	-
Loss on sale of controlled entities	**3,015**	1,546	**-**	-
(Profit)/loss on sale of investments	**-**	(70)	**-**	(70)
Impairment of non-current assets	**-**	1,200	**5,808**	1,200
Unrealised foreign exchange (gains)/losses	**(7,294)**	8,391	**5,479**	-
Changes in assets and liabilities				
Amounts charged/(credited) to provisions	**(17,179)**	7,400	**(15)**	-
Increase/(decrease) in deferred tax liabilities	**29,743**	5,105	**(2,633)**	2,633
(Increase)/decrease in deferred tax assets	**(28,479)**	(1,917)	**(29,393)**	(1,917)
(Increase)/decrease in trade and other debtors	**(19,954)**	(169)	**(3,433)**	19
(Increase)/decrease in prepayments and deferred expenditure	**(1,923)**	(5,087)	**710**	(501)
(Increase)/decrease in inventory	**(57,486)**	(7,331)	**-**	-
Increase/(decrease) in employee entitlements	**439**	(767)	**15**	(201)
Increase/(decrease) in creditors	**135,206**	(4,432)	**5,458**	(1,287)
Net cash inflow/(outflow) from operating activities	**178,188**	17,081	**(13,259)**	(5,990)

Note 25: Earnings Per Share

	Consolidated 2005	Consolidated 2004
Basic earnings per share	**6.1¢**	(0.7)¢
Diluted earnings per share	**6.1¢**	(0.7)¢
Weighted average numbers of shares used as the denominator	**Number**	Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**1,308,533,219**	1,152,628,642
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**1,418,814,019**	1,161,734,784
Classification of Securities. The following securities have been classified as potential ordinary shares and are included in determination of dilutive earnings per share:		
- options outstanding	**5,803,188**	9,106,142
- convertible notes	**104,477,612**	-

	Consolidated 2005 $'000	Consolidated 2004 $'000
Reconciliation of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit/(loss)	**80,302**	(8,814)
Net profit/(loss) attributable to outside equity interest	**-**	(9)
Earnings used in calculating basic earnings per share	**80,302**	(8,805)
Diluted earnings per share		
Net profit/(loss)	**80,302**	(8,814)
Interest savings on convertible notes	**6,429**	-
Profit used in calculating diluted earnings per share	**86,731**	(8,814)
Net profit/(loss) attributable to outside equity interest	**-**	(9)
Earnings used in calculating diluted earnings per share	**86,731**	(8,805)

Note 26: Interest in Mining Tenements

At the date of the Directors' Report, the Company's interests in significant mining and exploration tenements were as follows:

Area	Description	% Interest	Area	Description	% Interest
Surigao, Philippines	EP-00015-XIII	100	Phichit, Thailand	SPLA 1/2547	50
Pao , Philippines	EP-00014-II	100	Phichit, Thailand	SPLA 2/2547	50
Malimono, Philippines	EP-00020-XIII	100	Petchabun, Thailand	SPLA 7/2545	50
Dimakawal, Philippines	EP-00012-II	100	Petchabun, Thailand	SPLA 1/2546	50
Sepon, Laos	MEPA	100	Petchabun, Thailand	SPLA 1/2547	50
Prominent Hill-SA	EL-2597	100	Prominent Hill-SA	EL-3056	100
Prominent Hill-SA	EL-3079	100	Prominent Hill-SA	EL-3162	100
Golden Grove-WA	G-5900019	100	Golden Grove-WA	M 5900092	100
Golden Grove-WA	G-5900020	100	Golden Grove-WA	M 5900093	100
Golden Grove-WA	G-5900021	100	Golden Grove-WA	M 5900094	100
Golden Grove-WA	G-5900022	100	Golden Grove-WA	M 5900095	100
Golden Grove-WA	G-5900023	100	Golden Grove-WA	M 5900143	100
Golden Grove-WA	G-5900024	100	Golden Grove-WA	M 5900195	100
Golden Grove-WA	L-5900022	100	Golden Grove-WA	M 5900227	100
Golden Grove-WA	L-5900026	100	Golden Grove-WA	M 5900361	100
Golden Grove-WA	L-5900028	100	Golden Grove-WA	M 5900362	100
Golden Grove-WA	L-5900029	100	Golden Grove-WA	M 5900363	100
Golden Grove-WA	L-5900034	100	Golden Grove-WA	M 5900480	100
Golden Grove-WA	M-5900041	100	Golden Grove-WA	M 5900543	100
Golden Grove-WA	M-5900003	100	Golden Grove-WA	P 5901217	100
Golden Grove-WA	M-5900088	100	Golden Grove-WA	P 5901218	100
Golden Grove-WA	M-5900089	100	Golden Grove-WA	P 5901219	100
Golden Grove-WA	M-5900090	100	Golden Grove-WA	P 5901220	100
Golden Grove-WA	M-5900091	100			

Note 27: Superannuation Commitments

The consolidated entity contributes to the individual superannuation plans of each employee. Benefits provided under the plan are based on accumulated contributions and earnings for each employee.

Note 28: Financial Instruments

(a) Fair Values

Set out below is a comparison by category of carrying amounts and fair values of the Group's financial instruments, that are carried in the financial statements other than fair values.

The net fair value for unlisted investments, where there is no organised financial market, has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. The net fair values of bank loans and convertible notes are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present values. For other assets and other liabilities the net fair value approximates their carrying value.

	Carrying amount		Fair value	
	2005	2004	**2005**	2004
Consolidated	**$'000**	$'000	**$'000**	$'000
Financial Assets				
Cash and cash equivalents	**167,849**	10,265	**167,849**	10,265
Receivables	**25,187**	4,242	**25,187**	4,242
Derivative financial instruments	**2,962**	-	**2,962**	-
Available for sale financial assets	**4,623**	565	**4,623**	565
Total Financial Assets	**200,621**	15,072	**200,621**	15,072
Financial Liabilities				
Payables	**87,356**	38,374	**87,356**	38,374
Bank loans	**365,903**	128,419	**365,903**	128,419
Finance lease	**987**	984	**987**	984
Convertible notes	**117,726**	-	**116,704**	-
Total Financial Liabilities	**571,972**	167,777	**570,950**	167,777
Parent				
Financial Assets				
Cash	**54,378**	2,909	**54,378**	2,909
Receivables	**415,713**	47	**415,713**	47
Available for sale financial assets	**2,710**	70	**2,710**	70
Total Financial Assets	**472,801**	3,026	**472,801**	3,026
Financial Liabilities				
Payables	**5,585**	2,143	**5,585**	2,143
Bank loans	-	-	-	-
Finance lease	**61**	-	**61**	-
Convertible notes	**117,726**	-	**116,704**	-
Total Financial Liabilities	**123,372**	2,143	**122,350**	2,143

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows, by maturity period. Exposures are predominantly from liabilities bearing variable interest rates as the group intends to hold fixed rates to maturity.

Note 28: Financial Instruments (continued)

31 December 2005 **Consolidated** **Fixed rate**	**<1year** **$'000**	**>1-<2 Years** **$'000**	**>2-<3 Years** **$'000**	**>3-<4 Years** **$'000**	**>4-<5 Years** **$'000**	**>5Years** **$'000**	**Total** **$'000**
Obligations under finance leases	317	315	312	43	-	-	987
5.25% Convertible notes US$ 105M	-	-	-	-	-	117,726	117,726
Derivative financial instruments - Interest rate swaps (receive floating LIBOR pay fixed at 4.20%)	734	589	406	255	114	-	2,098
Floating rate							
Cash and cash equivalents	167,849	-	-	-	-	-	167,849
Bank loan – Sepon US$ 140M (LIBOR plus a margin)	53,201	39,474	32,417	27,435	30,137	-	182,664
Bank loan – Golden Grove US$ 132M (LIBOR plus a margin)	183,239	-	-	-	-	-	183,239
Parent							
Fixed rate							
Obligations under finance leases	22	11	10	18			61
5.25% Convertible notes US $105M	-	-	-	-	-	117,726	117,726
Floating rate							
Cash and cash equivalents	54,378	-	-	-	-	-	54,378

The other financial instruments of the group not included in the above table are non-interest bearing and not subject to interest rate risk.

31 December 2004 **Consolidated** **Fixed rate**	**<1year** **$'000**	**>1-<2 Years** **$'000**	**>2-<3 Years** **$'000**	**>3-<4 Years** **$'000**	**>4-<5 Years** **$'000**	**>5Years** **$'000**	**Total** **$'000**
Obligations under finance leases	213	213	213	213	132		984
Convertible notes	-	-	-	-	-	-	-
Bank loans	-	-	-	-	-	-	-
Floating rate							
Cash and cash equivalents	10,265	-	-	-	-	-	10,265
Bank loan – Sepon US$ 100M (LIBOUR plus a margin)	57,788	37,242	33,389	-	-	-	128,419
Parent							
Fixed rate							
Convertible notes	-	-	-	-	-	-	-
Floating rate							
Cash and cash equivalents	2,909	-	-	-	-	-	2,909

The other financial instruments of the group not included in the above table are non-interest bearing and not subject to interest rate risk.

Note 28: Financial Instruments (continued)

(c) Derivative financial Instruments

The consolidated entity has entered into put options (minimum price) for a portion of its gold production up to four years into the future to manage its exposure to price risk. The details of these options are as follows:

Amount - oz	Strike price (USD)	Delivery date
79,806	370	2006
67,890	370	2007
62,670	370	2008
29,544	370	2009

The total premium paid for these options was USD 2,022,060. The fair value of the options at 31 December 2005 is USD 632,053. The fair value of the put options was estimated using an option pricing model. The changes in fair value are recognised directly in equity in the hedging reserve and are recycled to the income statement as the options are exercised or lapse.

	2005
Movement in hedging reserve	**$'000**
Balance at 1 January (debit)	-
Fair valuation loss on put options	1,534
Amount recycled to profit for the period	564
Balance at 31 December	2,098

Note 29: Contingent assets

As part of the share sale agreement related to the Group's disposal of its investment in EMM, there are clauses contained in the agreement whereby OEL would be entitled to receive £600,000 cash one month after first production date.

Note 30: Commitments for Expenditure

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
(a) Capital expenditure commitments	**$'000**	$'000	**$'000**	$'000
Capital expenditure commitments contracted for:				
Capital expenditure projects	**1,651**	57,000	**1,133**	-
Payable				
- not later than 1 year	**1,651**	57,000	**1,133**	-
- later than 1 year but not later than 5 years	-	-	-	-
	1,651	57,000	**1,133**	-

A controlled entity of the company, Lane Xang Minerals Limited, has agreements with a number of suppliers for capital works. These contracts contain cancellation clauses. Should all of these contracts be so cancelled the approximate cost at 31 December 2005 would be USD nil (2004 USD 10.4m).

Note 30: Commitments for Expenditure (continued)

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
(b) Finance leases	**$'000**	$'000	**$'000**	$'000
Commitments in relation to finance leases are as follows:				
Within 1 year	**351**	295	**22**	-
Later than one year but not later than 5 years	**699**	886	**47**	-
Minimum lease payments	**1,050**	1,181	**69**	-
Less: Future finance charges	**(63)**	(197)	**(8)**	-
Total lease liabilities	**987**	984	**61**	-
Representing:				
Current (note 13)	**17**	213	**17**	-
Non-current (note 13)	**970**	771	**44**	-
	987	984	**61**	-

The interest rates implicit in the various leases varies from 8% to 12% and under the terms of the leases the lessors will refund to the consolidated entity the net proceeds from sale of the leased assets at the end of the contract period or at whatever time is mutually agreed.

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
(c) Operating lease commitments	**$'000**	$'000	**$'000**	$'000
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than 1 year	**730**	351	**730**	351
- later than 1 year but not later than 5 years	**2,928**	637	**2,928**	637
- later than 5 years	**633**	-	**633**	
	4,291	988	**4,291**	988

The property lease is a non–cancellable lease with a five year term, with rent payable monthly in advance. An option exists to renew the lease at the end of the five year term for an additional 5 years.

Note 31: Company Details

The financial report covers both Oxiana Limited as an individual entity and the consolidated entity consisting of Oxiana Limited and its controlled entities. A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report. Oxiana Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Oxiana Limited
Level 9
31 Queen Street
Melbourne VIC 3000

Note 32: Subsequent events

On 17 February 2006, the Board of Directors passed a resolution declaring that the Financial Statements complied with Accounting standards, the Corporation Regulations 2001 and other mandatory professional reporting requirements; and give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date.

During February 2006, Oxiana and Minotaur Exploration Limited announced the proposed float of Toro Energy Limited, formed through the amalgamation of their uranium interests in the Gawler and Curnamona Cratons of South Australia.

A dividend of 1 cent per share was declared on 20 February 2006 and will be paid during April 2006.

Note 33: Explanation of Transition to Australian Equivalents to IFRSs

(1) Reconciliation of equity reported under AGAAP to AIFRS

(a) At the date of transition to AIFRS: 1 January 2004

	Notes	Consolidated Previous AGAAP $'000	Consolidated Transition to AIFRS $'000	Consolidated AIFRS $'000	Parent Entity Previous AGAAP	Parent Entity Transition to AIFRS	Parent Entity AIFRS
Current Assets							
Cash and cash equivalents		34,919	-	34,919	33,876	-	33,876
Receivables		5,064	-	5,064	66	-	66
Inventories		8,968	-	8,968	-	-	--
Non-current assets held for sale		-	-	-	-	-	-
Other		288	-	288	288	-	288
Total Current Assets		49,239	-	49,239	34,230	-	34,230
Non-current assets							
Receivables		1,444	-	1,444	155,281	-	155,281
Other financial assets		984	-	984	4,392	-	4,392
Available for sale financial assets		-	-	-	-	-	-
Property, plant and equipment	(e), (h)	49,971	66,851	116,822	229	-	229
Intangible assets		192	-	192	-	-	-
Other	(d), (h)	110,121	(64,264)	45,857	2,569	(677)	1,892
Total Non-current assets		162,712	2,587	165,299	162,471	(677)	161,794
Total assets		211,951	2,587	214,538	196,701	(677)	196,024
Current liabilities							
Payables	(g)	8,520	791	9,311	2,275	225	2,500
Provisions	(g)	791	(791)	-	225	(225)	-
Total current liabilities		9,311	-	9,311	2,500	-	2,500
Non-current liabilities							
Other financial liabilities		11,807	-	11,807	-	-	-
Provisions	(e)	930	2,609	3,539	-	-	-
Total non-current liabilities		12,737	2,609	15,346	-	-	-
Total liabilities		22,048	2,609	24,657	2,500	-	2,500
Net assets		189,903	(22)	189,881	194,201	(677)	193,524
Equity							
Parent entity interest							
Contributed equity		224,909	-	224,909	224,909	-	224,909
Reserves	(a)	(11,992)	11,992	-	-	-	-
Accumulated losses	(a), (d), (e)	(26,439)	(12,014)	(38,453)	(30,708)	(677)	(31,385)
Total parent entity interest		186,478	(22)	186,456	194,201	(677)	193,524
Minority interest		3,425	-	3,425	-	-	-
Total equity		189,903	(22)	189,881	194,201	(677)	193,524

Note 33: Explanation of Transition to Australian Equivalents to IFRSs

(1) Reconciliation of equity reported under AGAAP to AIFRS (continued)

(b) At the date of the last reporting period under previous AGAAP: 31 December 2004

		Consolidated			Parent Entity		
	Notes	Previous AGAAP $'000	Transition to AIFRS $'000	AIFRS $'000	Previous AGAAP	Transition to AIFRS	AIFRS
Current Assets							
Cash and cash equivalents		10,265	-	10,265	2,909	-	2,909
Receivables		5,233	-	5,233	47	-	47
Inventories		16,299	-	16,299	-	-	-
Derivative financial instruments		-	-	-	-	-	-
Non-current assets held for sale	(h)	-	1,069	1,069	-	-	-
Other		4,306	-	4,306	789	-	789
Total Current Assets		36,103	1,069	37,172	3,745	-	3,745
Non-current assets							
Receivables		-	-	-	256,193	-	256,193
Other financial assets		565	-	565	103,160	-	103,160
Available for sale financial assets		-	-	-	-	-	-
Property, plant and equipment	(e), (h)	52,577	305,066	357,643	362	-	362
Intangible assets	(b)	90,156	(90,156)	-	-	-	-
Deferred tax assets	(f)	5,708	(3,791)	1,917	1,917	-	1,917
Other	(d), (h)	352,736	(305,086)	47,650	10,886	(1,951)	8,935
Total non-current assets		501,742	(93,967)	407,775	372,518	(1,951)	370,567
Total assets		537,845	(92,898)	444,947	376,263	(1,951)	374,312
Current liabilities							
Payables	(g)	37,286	1,088	38,374	2,143	390	2,533
Interest bearing liabilities		213	-	213	-	-	-
Provisions	(g)	1,088	(1,088)	-	390	(390)	-
Total current liabilities		38,587	-	38,587	2,533	-	2,533
Non-current liabilities							
Interest bearing liabilities		129,190	-	129,190	-	-	-
Deferred tax liabilities	(f)	2,936	2,169	5,105	2,936	(303)	2,633
Provisions	(e)	1,773	6,581	8,354	24	-	24
Total non-current liabilities		133,899	8,750	142,649	2,960	(303)	2,657
Total liabilities		172,486	8,750	181,236	5,493	(303)	5,190
Net assets		365,359	(101,648)	263,711	370,770	(1,648)	369,122
Equity							
Parent entity interest							
Contributed equity		408,103	-	408,103	408,103	-	408,103
Reserves	(a), (c)	(14,174)	12,477	(1,697)	-	485	485
Accumulated losses	(a), (b),(c) (d), (e), (f)	(28,570)	(114,125)	(142,695)	(37,333)	(2,133)	(39,466)
Total parent entity interest		365,359	(101,648)	263,711	370,770	(1,648)	369,122
Total equity		365,359	(101,648)	263,711	370,770	(1,648)	369,122

Note 33: Explanation of Transition to Australian Equivalents to IFRSs (continued)

(2) Reconciliation of profit for the year ended 31 December 2004

Consolidated	**Notes**	**Previous AGAAP $'000**	**Transition to AIFRS**	**AIFRS $'000**
Revenue from continuing operations		73,634	-	73,634
Changes in inventories of finished goods and WIP		7,331	-	7,331
Cost of production		(40,940)	-	(40,940)
General and administration expenses	(c)	(6,964)	(485)	(7,449)
Depreciation and amortisation expense	(b)	(19,188)	5,303	(13,885)
Other expenses from ordinary activities	(e)	(1,678)	1,071	(607)
Finance costs written-off		(2,389)	-	(2,389)
Finance costs	(e)	(3,234)	(1,404)	(4,638)
Loss on sale of controlled entities		(1,546)		(1,546)
Impairment of non-current assets		(1,200)		(1,200)
Exploration expenditure written off	(d)	(551)	(5,199)	(5,750)
Profit from continuing activities before income tax and unrealised foreign exchange		3,275	(714)	2,561
Unrealised foreign currency exchange loss		(8,391)	-	(8,391)
Income tax (expense)/benefit	(f)	2,976	(5,960)	(2,984)
Loss from continuing operations after income tax		(2,140)	(6,674)	(8,814)
Loss attributable to minority interest		(9)	-	(9)
Loss attributable to members of Oxiana Limited		(2,131)	(6,674)	(8,805)

Parent Entity	**Notes**	**Previous AGAAP $'000**	**Transition to AIFRS**	**AIFRS $'000**
Revenue from continuing operations		3,372	-	3,372
Changes in inventories of finished goods and WIP		-	-	-
Cost of production		-	-	-
General and administration expenses	(c)	(6,839)	(485)	(7,324)
Depreciation and amortisation expense	(b)	(388)	-	(388)
Other expenses from ordinary activities	(e)	-	-	-
Finance costs written-off		-	-	-
Finance costs	(e)	-	-	-
Loss on sale of controlled entities		-	-	-
Impairment of non-current assets		(1,200)		(1,200)
Exploration expenditure written off	(d)	(551)	(1,274)	(1,825)
Profit from continuing operations before income tax and unrealised foreign exchange		(5,606)	(1,759)	(7,365)
Unrealised foreign currency exchange loss		-		
Income tax (expense)/benefit	(f)	(1,019)	303	(716)
Loss from continuing operations after income tax		(6,625)	(1,456)	(8,081)
Loss attributable to minority interest		-	-	-
Loss attributable to members of Oxiana Limited		(6,625)	(1,456)	(8,081)

Note 33: Explanation of Transition to Australian Equivalents to IFRSs (continued)

(3) Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:

(i) At 1 January 2004

For the Group the balance of the $11,992,000 debit in the foreign currency translation reserve is increased to zero. Accumulated losses is increased by this amount.

(ii) At 31 December 2004

For the Group the balance in the foreign currency translation reserve is increased by $11,992,000. Accumulated losses is increased by this amount.

(b) Goodwill

The Group has not retrospectively applied AASB 3 to any business combination that relates to its subsidiaries and consequently any goodwill on consolidation is carried forward where appropriate at cost less accumulated amortisation. The acquisition of Rio Tinto's 20% interest in Oxiana Resources Laos Limited in March 2004 does not meet the definition of a business combination because control of Oxiana Resources Laos Limited had previously been obtained by Oxiana in 2000. No goodwill was generated on the initial acquisition of Oxiana Resources Laos Limited in 2000.

However, the accounting treatment for acquisitions of additional ownership interests in subsidiaries required by AASB 127 *Consolidated and Separate Financial Statements* differs to that required by the former AASB 1024 *Consolidated Accounts*. Consequently, on transition, the acquisition of Rio Tinto's remaining 20% interest in Oxiana Resources Laos Limited will result in an adjustment to accumulated losses of the full value of the goodwill generated from that transaction. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group the balance of the goodwill attributable to the acquisition of Rio's 20% interest in Oxiana Resources Laos Limited in March 2004 of $90,156,000 is reduced to zero. Accumulated losses is increased by this amount.

(iii) For the year ended 31 December 2004

For the Group there has been a reduction in goodwill amortisation expense of $5,303,000.

(c) Share-based compensation benefits

Under AASB 2 *Share-based Payment* from 1 January 2004 the Group is required to recognise an expense for those options, rights and shares that were issued to directors and employees under Oxiana's Executive Share Option Plan, Performance Rights Plan, after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

Note 33: Explanation of Transition to Australian Equivalents to IFRSs (continued)

(c) Share-based compensation benefits (continued)

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been an increase in accumulated losses of $485,000 and a corresponding increase in reserves. For the parent entity there has been an increase in accumulated losses of $485,000 and a corresponding increase in reserves.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in employee benefits expense of $485,000. For the parent entity there has been an increase in employee benefits expense of $485,000.

(d) Exploration, Evaluation and Development Expenditure

AASB 6 *Exploration for and Evaluation of Mineral Resources* is the Australian equivalent of IFRS 6. These standards apply from 1 January 2005 and 1 January 2006 respectively, and allow entities to continue with their existing policy for exploration and evaluation expenditure as applied in their most recent financial report, or to change their policy for such expenditure in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, if the change makes the financial statements more relevant and reliable.

Oxiana changed its accounting policy on 1 January 2004 from one which complies with AASB 1022, to one that is based on AASB 116 *Property, Plant & Equipment.*. Accumulated losses is impacted to the extent that there are existing exploration and evaluation assets that qualify for recognition under the former AASB 1022 *Accounting for the Extractive Industries* but which do not qualify for recognition under AASB 116. The effect of this is:

(i) At 1 January 2004

For the Group and for the parent entity there has been a decrease in capitalised exploration and evaluation expenditure of $677,000 and a corresponding increase in accumulated losses.

(ii) At 31 December 2004

For the Group there has been a decrease in capitalised exploration and evaluation expenditure of $5,199,000 and a corresponding increase in accumulated losses. For the parent entity there has been a decrease in capitalised exploration and evaluation expenditure of $1,951,000 and a corresponding increase in accumulated losses ($677,000 recognised through retained earnings and the remainder recognised through the income statement).

(iii) For the year ended 31 December 2004

For the Group there has been an increase in exploration expenditure written off of $5,199,000. For the parent entity there has been an increase in exploration expenditure written off of $1,274,000.

(e) Mine Rehabilitation Provision

AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* requires the full liability method to be applied in providing for mine rehabilitation costs. The provision for mine rehabilitation (and corresponding mine asset) is made in the accounting period when the related disturbance occurs based on discounted estimated future costs. This is a change to the former accounting policy under AGAAP, under which mine rehabilitation provisions were provided for over the life of the mine, on an incremental and undiscounted basis. On an ongoing basis, the rehabilitation liability is remeasured at each reporting period in line with the changes in the time value of money (recognised as an expense in the income statement and an increase in the provision), and additional disturbances or changes in rehabilitation costs will be recognised as additions or changes to the corresponding asset and rehabilitation liability. The effect of this is:

Note 33: Explanation of Transition to Australian Equivalents to IFRSs (continued)

(e) Mine Rehabilitation Provision (continued)

(i) At 1 January 2004

For the Group there has been an increase in the mine rehabilitation provision of $2,609,000, inception of a mine rehabilitation asset of $3,264,000, and a reduction in accumulated losses of $655,000.

(ii) At 31 December 2004

For the Group there has been an increase in the mine rehabilitation provision of $6,581,000, inception of a mine rehabilitation asset of $6,248,000, and an increase in accumulated losses of $333,000.

(iii) For the year ended 31 December 2004

For the group there has been a decrease in mine rehabilitation expenditure of $1,071,000 and an increase in borrowing costs of $1,404,000.

(f) Income Tax

Under previous AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy. The application of AASB 112 *Income Taxes* has resulted in a reduction in deferred tax assets. The reduction in deferred tax assets is due to the provision for mine rehabilitation which is not deductible for tax purposes until paid.

(i) At 1 January 2004

There is no material effect on the Group.

(ii) At 31 December 2004

For the Group there has been a decrease in deferred tax assets of $3,791,000, an increase in deferred tax liabilities of $2,169,000, and an increase in accumulated losses of $5,960,000. For the parent entity there has been a reduction in deferred tax liabilities of $303,000, and a reduction in accumulated losses of $303,000.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in tax expense of $5,960,000. For the parent entity there has been a reduction in tax expense of $303,000.

(g) Reclassification of current provision for employee entitlements

For the Group there has been a reclassification of the current provision for employee entitlements to accruals of $791,000 at 1 January 2004 and of $1,088,000 at 31 December 2004. For the parent entity there has been a reclassification of the current provision for employee entitlements to accruals of $225,000 at 1 January 2004, and of $390,000 at 31 December 2004.

(h) Reclassification of other non-current assets

For the Group there has been a reclassification of other non-current assets in respect of exploration assets in the Philippines to non-current assets held for sale of $1,069,000 at 31 December 2004.

For the Group there has been a reclassification of other non-current assets in respect of development assets to property, plant and equipment of $63,587,000 at 1 January 2004 and of $298,818,000 at 31 December 2004.

Note 33: Explanation of Transition to Australian Equivalents to IFRSs (continued)

(i) Accumulated losses

The effect on accumulated losses of the changes set out above is as follows:

		Consolidated		Parent Entity	
	Notes	1 January 2004	31 December 2004	1 January 2004	31 December 2004
Foreign currency translation reserve	(a)	(11,992)	(11,992)	-	-
Goodwill	(b)	-	(90,156)	-	-
Share-based compensation benefits	(c)	-	(485)	-	(485)
Exploration, evaluation and development	(d)	(677)	(5,199)	(677)	(1,951)
Mine rehabilitation provision	(e)	655	(333)	-	
Income tax	(f)	-	(5,960)	-	303
Total adjustment		(12,014)	(114,125)	(677)	(2,133)

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 16 to 76:

(a) comply with Accounting standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

The Managing Director and Chief Financial Officer have made the following declarations to the board:

- that the consolidated entity's financial records for the financial year have been properly maintained in accordance with section 286 of the *Corporations Act 2001*;
- that the consolidated entity's financial statements and notes to the financial statements are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the consolidated entity, and are in accordance with relevant accounting standards and the *Corporations Act 2001*;
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board, and that the consolidated entity's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 31 December 2005.

The declaration is made in accordance with a resolution of the Board of Directors.

....

Owen L. Hegarty
Director

20 February 2006

HLB Mann Judd

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF OXIANA LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, statements of changes in equity and statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Oxiana Limited ("the company") and Oxiana Limited and its controlled entities ("the consolidated entity"), for the year ended 31 December 2004. The consolidated entity comprises the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel ('remuneration disclosures'), as required by *AASB 124 Related Party Disclosures*, under the heading of 'remuneration report' on pages 5 to 12 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entities financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001*.

HLB Mann Judd

We formed our audit opinion on the basis of these procedures, which included:

a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion,

1) the financial report of Oxiana Limited is in accordance with:

a) the *Corporations Act 2001*, including,

- giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2005 and of their performance for the year ended on that date; and
- complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b) other mandatory financial reporting requirements in Australia.

2) the remuneration disclosures that are contained on pages 5 to 12 of the directors' report comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001*.

H LB Mann Judd

HLB MANN JUDD

DAVID NAIRN
Partner

Melbourne
20 February 2006